SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934

AMENDMENT NO. 2

U.S. XPRESS ENTERPRISES, INC.
__________________________________________________________________________________
(Name of Issuer )

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

90338N103
________________________________________________________________________________
(CUSIP Number)

Patrick E. Quinn
4080 Jenkins Road
Chattanooga, Tennessee 37421
Telephone:  (423) 255-9757
Facsimile:  (423) 510-4003
____________________________________________________________________
( Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a  copy to:

Mark Scudder, Esq.
Scudder Law Firm P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

September 7, 2007
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  90338N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) New Mountain Lake Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO.:  90338N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) New Mountain Lake Acquisition Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO.:  90338N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick E. Quinn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,043,978(1)
	8.	Shared Voting Power 300,000 (2)
	9.	Sole Dispositive Power 2,975,228 (3)
	10.	Shared Dispositive Power 300,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,343,978 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 21.4% (5)
14.	Type of Reporting Person (See Instructions) IN

___________________

(1)
Comprised of (i) 1,372,105 Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of U.S. Xpress Enterprises, Inc. (the "Issuer") owned directly by Patrick E. Quinn, (ii) 68,750 unvested shares of restricted Class A Common Stock granted to Mr. Quinn as to which Mr. Quinn exercises voting power, (iii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iv) 1,520,131 shares of Class B Common Stock, par value $0.01 per share ("Class B Common Stock") owned directly by Patrick E. Quinn, and (v) 2,992 shares of Class A Common Stock held in Mr. Quinn's 401(k) account (with the number of shares being equal to Mr. Quinn's September 7, 2007 account balance (the latest balance available under the Issuer's XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007).  The employer's stock fund of the XPRE$$AVINGS 401(k) Plan is unitized and as such does not itself allocate a specific number of shares to each participant.

(2)
Comprised of 300,000 shares of Class A Common Stock owned by Quinn Family Partners.  Mr. Quinn’s spouse holds the sole power to vote and dispose of such shares as the Managing Partner of Quinn Family Partners.

(3)
Comprised of (i) 1,372,105 shares of Class A Common Stock owned directly by Patrick E. Quinn, (ii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iii) 1,520,131 shares of Class B Common Stock owned directly by Patrick E. Quinn, and (iv) 2,992 shares of Class A Common Stock held in Mr. Quinn's 401(k) account (with the number of shares being equal to Mr. Quinn's September 7, 2007 account balance (the latest balance available under the Issuer's XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007).

(4)
Comprised of (i) 1,372,105 shares of Class A Common Stock owned directly by Patrick E. Quinn, (ii) 68,750 unvested shares of restricted Class A Common Stock granted to Mr. Quinn as to which Mr. Quinn exercises voting power, (iii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iv) 1,520,131 shares of Class B Common Stock owned directly by Patrick E. Quinn, (v) 2,992 shares of Class A Common Stock held in Mr. Quinn's 401(k) account (with the number of shares being equal to Mr. Quinn's September 7, 2007 account balance (the latest balance available under the Issuer's XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007), and (vi) 300,000 shares of Class A Common Stock owned by Quinn Family Partners.  Mr. Quinn’s spouse holds the sole power to vote and dispose of such shares as the Managing Partner of Quinn Family Partners.

(5)
Based on 12,508,228 shares of Class A Common Stock and 3,040,262 shares of Class B Common Stock, in each case outstanding as of August 1, 2007.  In computing this percentage, the currently exercisable options to purchase 80,000 shares of Class A Common Stock are also included in the outstanding shares.  The Class B Common Stock is entitled to two votes per share so long as the shares of Class B Common Stock are owned by Patrick E. Quinn or Max L. Fuller, or certain members of their immediate families.  In the event that any shares of Class B Common Stock cease to be owned by the foregoing, then such shares that are no longer so owned are automatically converted to shares of Class A Common Stock.  The Class B Common Stock is not registered under Section 12 of the Securities Exchange Act of 1934.

CUSIP NO.:  90338N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Max L. Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,870,294 (1)
	8.	Shared Voting Power 344,916 (2)
	9.	Sole Dispositive Power 2,801,544 (3)
	10.	Shared Dispositive Power 344,916 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,215,210 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 20.6% (5)
14.	Type of Reporting Person (See Instructions) IN

___________________

(1)
Comprised of (i) 1,190,084 shares of Class A Common Stock owned directly by Max L. Fuller, (ii) 68,750 unvested shares of restricted Class A Common Stock granted to Mr. Fuller as to which Mr. Fuller exercises voting power, (iii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iv) 1,520,131 shares of Class B Common Stock owned directly by Max L. Fuller, and (v) 11,329 shares of Class A Common Stock held in Mr. Fuller's 401(k) account (with the number of shares being equal to Mr. Fuller's September 7, 2007 account balance (the latest balance available under the Issuer's XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007).  The employer's stock fund of the XPRE$$AVINGS 401(k) Plan is unitized and as such does not itself allocate a specific number of shares to each participant.

(2)
Comprised of 344,916 shares of Class A Common Stock owned by the Max Fuller Family Limited Partnership.  Mr. Fuller’s spouse holds the sole power to vote and dispose of such shares as the General Partner of the Max Fuller Family Limited Partnership.

(3)
Comprised of (i) 1,190,084 shares of Class A Common Stock owned directly by Max L. Fuller, (ii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iii) 1,520,131 shares of Class B Common Stock owned directly by Max L. Fuller, and (iv) 11,329 shares of Class A Common Stock held in Mr. Fuller's 401(k) account (with the number of shares being equal to Mr. Fuller's September 7, 2007 account balance (the latest balance available under the Issuer's XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007).

(4)
Comprised of (i) 1,190,084 shares of Class A Common Stock owned directly by Max L. Fuller, (ii) 68,750 unvested shares of restricted Class A Common Stock granted to Mr. Fuller as to which Mr. Fuller exercises voting power, (iii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iv) 1,520,131 shares of Class B Common Stock owned directly by Max L. Fuller, (v) 11,329 shares of Class A Common Stock held in Mr. Fuller's 401(k) account (with the number of shares being equal to Mr. Fuller's September 7, 2007 account balance (the latest balance available under the Issuer's XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007), and (vi) 344,916 shares of Class A Common Stock owned by the Max Fuller Family Limited Partnership.  Mr. Fuller’s spouse holds the sole power to vote and dispose of such shares as the General Partner of the Max Fuller Family Limited Partnership.

(5)
Based on 12,508,228 shares of Class A Common Stock and 3,040,262 shares of Class B Common Stock, in each case outstanding as of August 1, 2007.  In computing this percentage, the currently exercisable options to purchase 80,000 shares of Class A Common Stock are also included in the outstanding shares.  The Class B Common Stock is entitled to two votes per share so long as the shares of Class B Common Stock are owned by Patrick E. Quinn or Max L. Fuller, or certain members of their immediate families.  In the event that any shares of Class B Common Stock cease to be owned by the foregoing, then such shares that are no longer so owned are automatically converted to shares of Class A Common Stock.  The Class B Common Stock is not registered under Section 12 of the Securities Exchange Act of 1934.

CUSIP NO.:  90338N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quinn Family Partners
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power 300,000 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 300,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.9% (2)
14.	Type of Reporting Person (See Instructions) PN

___________________

(1)
Comprised of 300,000 shares of Class A Common Stock owned by Quinn Family Partners.  Mr. Quinn’s spouse holds the sole power to vote and dispose of such shares as the Managing Partner of Quinn Family Partners.

(2)
Based on 12,508,228 shares of Class A Common Stock and 3,040,262 shares of Class B Common Stock, in each case outstanding as of August 1, 2007.  The Class B Common Stock is entitled to two votes per share so long as the shares of Class B Common Stock are owned by Patrick E. Quinn or Max L. Fuller, or certain members of their immediate families.  In the event that any shares of Class B Common Stock cease to be owned by the foregoing, then such shares that are no longer so owned are automatically converted to shares of Class A Common Stock.  The Class B Common Stock is not registered under Section 12 of the Securities Exchange Act of 1934.

CUSIP NO.:  90338N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Max Fuller Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power 344,916 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 344,916 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 344,916 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 2.2% (2)
14.	Type of Reporting Person (See Instructions) PN

___________________

(1)
Comprised of 344,916 shares of Class A Common Stock owned by the Max Fuller Family Limited Partnership and as to which Max L. Fuller shares voting and investment power as a result of his relationship with his wife, who holds the sole power to vote and dispose of such shares as the General Partner of the Max Fuller Family Limited Partnership.

(2)
Based on 12,508,228 shares of Class A Common Stock and 3,040,262 shares of Class B Common Stock, in each case outstanding as of August 1, 2007.  The Class B Common Stock is entitled to two votes per share so long as the shares of Class B Common Stock are owned by Patrick E. Quinn or Max L. Fuller, or certain members of their immediate families.  In the event that any shares of Class B Common Stock cease to be owned by the foregoing, then such shares that are no longer so owned are automatically converted to shares of Class A Common Stock.  The Class B Common Stock is not registered under Section 12 of the Securities Exchange Act of 1934.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Mountain Lake Acquisition Company, Max L. Fuller, Patrick E. Quinn, Quinn Family Partnership, and the Max Fuller Limited Partnership, LLP on June 22, 2007, as amended by Amendment No. 1 to Schedule 13D filed on June 25, 2007 (the "Original Group Schedule 13D").  The Original Group Schedule 13D amended and restated in its entirety the Schedule 13D filed with the SEC by Max L. Fuller on October 14, 1994, as amended by Amendments No. 1, No. 2, and No. 3 (filed with the SEC on April 24, 1995, October 24, 2000, and March 1, 2005, respectively), with respect to Mr. Fuller's beneficial ownership of Class A Common Stock, par value $0.01 per share ("Class A Common Stock ") of U.S. Xpress Enterprises, Inc., a Nevada corporation (the "Issuer").  The Original Group Schedule 13D also amended and restated in its entirety the Schedule 13D filed with the SEC by Patrick E. Quinn on October 14, 1994, as amended by Amendments No. 1, No. 2, and No. 3 (filed with the SEC on April 24, 1995, October 24, 2000, and March 1, 2005, respectively), with respect to Mr. Quinn's beneficial ownership of Class A Common Stock.

This Amendment relates to the outstanding shares of Class A Common Stock.  The address of the principal executive offices of the Issuer is 4090 Jenkins Road, Chattanooga, Tennessee 37421.  This Amendment clarifies who the reporting persons are in connection with this group filing, amends and updates the number of Class A Shares beneficially owned by each reporting person, and amends Item 2, Item 3, Item 4, Item 5, Item 6, and Item 7 of the Original Group Schedule 13D.  Except as provided herein, the Original Group Schedule 13D shall remain in full force and effect.  Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Original Group Schedule 13D.

Item 2.                                 Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a)           This Statement is being filed by Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, the Max Fuller Family Limited Partnership, New Mountain Lake Acquisition Company ("NMLAC"), and New Mountain Lake Holdings, LLC ("NMLH") (collectively, the "Reporting Persons" and individually, a "Reporting Person").  Mountain Lake Acquisition Company ("MLAC"), which was included in the Original Group Schedule 13D, is no longer a member of the same reporting group as the Reporting Persons and such entity is not included in this Amendment.  Additionally, the Original Group Schedule 13D incorrectly referenced "Quinn Family Partnership" and the "Max Fuller Limited Partnership, LLP".  The Original Group Schedule 13D should have referenced the entity names "Quinn Family Partners" and the "Max Fuller Family Limited Partnership" and not "Quinn Family Partnership" and the "Max Fuller Limited Partnership, LLP".

The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the transaction described in Item 4 of this Statement.  Information  with respect to each Reporting  Person is given solely by such Reporting Person and no Reporting  Person has the responsibility for the  accuracy  or  completeness  of the  information  supplied  by any other Reporting  Person.  Although the Reporting Persons may be deemed to constitute a "group" for the purposes of the Exchange Act, the filing of this Statement should not be deemed an admission that the Reporting Persons are a "group" for such purposes.

Except as expressly set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock or Class B Common Stock of the Issuer, par value $0.01 per share (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock"), beneficially owned by any other Reporting Person.

(b) - (c)

Patrick E. Quinn

Patrick Quinn's business address is c/o U.S. Xpress Enterprises, Inc., 4080 Jenkins Road, Chattanooga, Tennessee 37421.  His principal occupation is Co-Chairman of the Board, President, and Treasurer of the Issuer.  The principal business address of the Issuer is 4080 Jenkins Road, Chattanooga, Tennessee 37421.

Max L. Fuller

Max L. Fuller's business address is c/o U.S. Xpress Enterprises, Inc, 4080 Jenkins Road, Chattanooga, Tennessee 37421.  His principal occupation is Co-Chairman of the Board, Chief Executive Officer, and Secretary of the Issuer.  The principal business address of the Issuer is 4080 Jenkins Road, Chattanooga, Tennessee 37421.

Quinn Family Partners

Quinn Family Partners is a general partnership organized under the laws of the state of Tennessee.  Its principal address is c/o U.S. Xpress, Inc., 4080 Jenkins Road, Chattanooga, Tennessee 37421.  Anna Marie Quinn is the Managing Partner of Quinn Family Partners.  Quinn Family Partners holds shares of the Issuer for the benefit of certain members of the Quinn family.

Max Fuller Family Limited Partnership

Max Fuller Family Limited Partnership is a limited partnership organized under the laws of the state of Nevada.  Its principal address is c/o U.S. Xpress, Inc., 4080 Jenkins Road, Chattanooga, Tennessee 37421.  Janice B. Fuller is the General Partner of the Max Fuller Family Limited Partnership.  The Max Fuller Family Limited Partnership holds shares of the Issuer for the benefit of certain members of the Fuller family.

New Mountain Lake Acquisition Company

NMLAC is a newly formed corporation organized under the laws of the state of Nevada by Messrs. Quinn and Fuller to conduct the Offer (as defined in Item 4 below).  NMLAC is the wholly owned subsidiary of NMLH.  NMLAC currently has no operations.  The principal office of NMLAC is located at 3993 Howard Hughes Parkway, Suite 250, Las Vegas, Nevada  89169-6754.  Mr. Quinn is the President and Treasurer and Mr. Fuller is the Chief Executive Officer and Secretary of NMLAC.

New Mountain Lake Holdings, LLC

NMLH is a newly formed limited liability company organized under the laws of the state of Nevada by Messrs. Quinn and Fuller in connection with the Offer (as defined in Item 4 below).  NMLH is wholly owned by Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, and Max Fuller Family Limited Partnership (the "Continuing Investors").  The principal office of NMLH is located at 3993 Howard Hughes Parkway, Suite 250, Las Vegas, Nevada  89169-6754.  Mr. Quinn is the President and Treasurer and Mr. Fuller is the Chief Executive Officer and Secretary of NMLH.

(d)           During the last five years, none of the Reporting Persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(f)           Both Patrick E. Quinn and Max L. Fuller are citizens of the United States of America.

Item 3.                                Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

Patrick E. Quinn and Max L. Fuller acquired all shares of Class A Common Stock and Class B Common Stock prior to the initial public offering of the Issuer, through open market purchases using personal funds, or through their service as an officer or director of the Issuer.  Quinn Family Partners and the Max Fuller Family Limited Partnership acquired their shares of Class A Common Stock through transfers made by Patrick E. Quinn and Max L. Fuller, respectively.  NMLAC and NMLH do not have any shares or other assets beyond their initial cash capitalization.

With respect to the proposed transaction described in Item 4 of this statement (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the total amount of funds necessary to purchase shares of Class A Common Stock in the Offer and the short-form merger (as discussed in Item 4 below), and to pay related fees and expenses will be approximately $197.2 million.  The financing of such amount is expected to be provided pursuant to the Restated Financing Commitment (as defined in Item 4), with the balance of funds (if any) required to finance the Offer and the merger and to pay transactions costs provided by the Issuer's cash on hand, including proceeds of real estate financings received prior to consummation of the Offer and the merger.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Restated Financing Commitment (as defined in Item 4), which is incorporated herein by reference.

Item 4.                                Purpose of Transaction.

Item 4 is amended and supplemented to include the following disclosures:

In preparation for conducting the Offer and engaging in related transactions, Messrs. Quinn and Fuller originally caused two corporations, MLAC and Mountain Lake Holding Company ("MLHC") to be formed.  In order to avoid any inadvertent or technical noncompliance with certain Nevada anti-takeover statutes, it subsequently was decided that NMLAC and NMLH, rather than MLAC and MLHC, would conduct the Offer and engage in the related transactions.  MLAC, which was included in the Original Group Schedule 13D, is no longer a member of the same reporting group as the Reporting Persons and such entity is not included in this Amendment.

Following execution of the original Debt Financing Letter, SunTrust believed changes had occurred in the credit markets and sought to modify the original Debt Financing Letter.  As a result, on September 7, 2007, in order to fund the proposed tender offer and provide post-closing financing, NMLAC and Messrs. Quinn and Fuller executed a revised commitment letter with SunTrust Bank and SunTrust Robinson Humphrey, Inc. (the "RestatedFinancing Commitment"), which Restated Financing Commitment replaces and supersedes the original Debt Financing Letter in its entirety.  The Restated Financing Commitment is subject to customary conditions, and the Offer will be conditioned upon the receipt of funds as described in the Restated Financing Commitment.  A copy of the Restated Financing Commitment is being filed herewith as Exhibit 2.

On September 10, 2007, the Reporting Persons issued a press release announcing receipt of the Restated Financing Commitment and indicating that they intended to increase the purchase price in the proposed tender offer to $20.10 per share.  A copy of the press release is being filed herewith as Exhibit 3.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Restated Financing Commitment, which is incorporated herein by reference.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) – (b)

Patrick E. Quinn

As of August 1, 2007, there were 12,508,228 shares of Class A Common Stock issued and outstanding, including 378,130 restricted shares of Class A Common Stock, and 3,040,262 shares of Class B Common Stock issued and outstanding.  As of the date hereof, Mr. Quinn may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 3,343,978 shares of Common Stock of the Issuer,(1) representing approximately 21.4% of the issued and outstanding shares of Common Stock.  Mr. Quinn expressly disclaims beneficial ownership of the 300,000 shares held by Quinn Family Partners.

Mr. Quinn has the sole power to vote 3,043,978 of the shares of Common Stock of the Issuer for which beneficial ownership is reported. (2)   Mr. Quinn has the sole power to dispose of 2,975,228 of the shares of Common Stock of the Issuer for which beneficial ownership is reported. (3)

___________________

(1)
Comprised of (i) 1,372,105 shares of Class A Common Stock owned directly by Patrick E. Quinn, (ii) 68,750 unvested shares of restricted Class A Common Stock granted to Mr. Quinn as to which Mr. Quinn exercises voting power, (iii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iv) 1,520,131 shares of Class B Common Stock, par value $0.01 per share Class B Common Stock owned directly by Patrick E. Quinn, and (v) 2,992 shares of Class A Common Stock held in Mr. Quinn's 401(k) account (with the number of shares being equal to Mr. Quinn's September 7, 2007 account balance (the latest balance available under the Issuer's XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007).  The employer's stock fund of the XPRE$$AVINGS 401(k) Plan is unitized and as such does not itself allocate a specific number of shares to each participant.

(2)
Comprised of (i) 1,372,105 shares of Class A Common Stock owned directly by Patrick E. Quinn, (ii) 68,750 unvested shares of restricted Class A Common Stock granted to Mr. Quinn as to which Mr. Quinn exercises voting power, (iii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iv) 1,520,131 shares of Class B Common Stock owned directly by Patrick E. Quinn, and (v) 2,992 shares of Class A Common Stock held in Mr. Quinn's 401(k) account (with the number of shares being equal to Mr. Quinn's September 7, 2007 account balance (the latest balance available under the Issuer's XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007).  The employer's stock fund of the XPRE$$AVINGS 401(k) Plan is unitized and as such does not itself allocate a specific number of shares to each participant.).

(3)
Comprised of (i) 1,372,105 shares of Class A Common Stock owned directly by Patrick E. Quinn, (ii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iii) 1,520,131 shares of Class B Common Stock owned directly by Patrick E. Quinn, and (iv) 2,992 shares of Class A Common Stock held in Mr. Quinn's 401(k) account (with the number of shares being equal to Mr. Quinn's September 7, 2007 account balance (the latest balance available under the Issuer's XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007).

Mr. Quinn’s wife, Anna Marie Quinn, holds the power to vote and dispose of 300,000 shares of Class A Common Stock as the Managing Partner of Quinn Family Partners.  Mrs. Quinn's address for purposes of this filing is c/o U.S. Xpress Enterprises, Inc., 4080 Jenkins Road, Chattanooga, Tennessee 37421.  Mrs. Quinn's principal occupation involves civic and philanthropic commitments.  During the last five years, Mrs. Quinn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.  Mrs. Quinn is a citizen of the United States of America.

Max L. Fuller

As of August 1, 2007, there were 12,508,228 Class A Shares issued and outstanding, including 378,130 restricted Class A Shares, and 3,040,262 Class B Shares issued and outstanding.  As of the date hereof, Mr. Quinn may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 3,215,210 shares of Common Stock of the Issuer,(4) representing approximately 20.6% of the issued and outstanding shares of Common Stock.  Mr. Fuller expressly disclaims beneficial ownership of the 344,916 shares held by the Max Fuller Family Limited Partnership.

Mr. Fuller has the sole power to vote 2,870,294 of the shares of Common Stock of the Issuer for which beneficial ownership is reported. (5)  Mr. Fuller has the sole power to dispose of 2,801,544 of the shares of Common Stock of the Issuer for which beneficial ownership is reported. (6)

Mr. Fuller’s spouse, Janice B. Fuller, holds the power to vote and dispose of such 344,916 shares of Class A Common Stock as the General Partner of the Max Fuller Family Limited Partnership.  Mrs. Fuller's address for purposes of this filing is c/o U.S. Xpress Enterprises, Inc., 4080 Jenkins Road, Chattanooga, Tennessee 37421.  Mrs. Fuller's principal occupation involves civic and philanthropic commitments.  During the last five years, Mrs. Fuller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.  Mrs. Fuller is a citizen of the United States of America.

___________________

(4)
Comprised of (i) 1,190,084 shares of Class A Common Stock owned directly by Max L. Fuller, (ii) 68,750 unvested shares of restricted Class A Common Stock granted to Mr. Fuller as to which Mr. Fuller exercises voting power, (iii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iv) 1,520,131 shares of Class B Common Stock owned directly by Max L. Fuller, (v) 11,329 shares of Class A Common Stock held in Mr. Fuller's 401(k) account (with the number of shares being equal to Mr. Fuller's September 7, 2007 account balance (the latest balance available under the Issuer's XPRE$$AVINGS 401(k) Plan) divided by the closing price on June 20, 2007), and (vi) 344,916 shares of Class A Common Stock owned by the Max Fuller Family Limited Partnership.  Mr. Fuller’s spouse holds the sole power to vote and dispose of such shares as the General Partner of the Max Fuller Family Limited Partnership.

(5)
Comprised of (i) 1,190,084 shares of Class A Common Stock owned directly by Max L. Fuller, (ii) 68,750 unvested shares of restricted Class A Common Stock granted to Mr. Fuller as to which Mr. Fuller exercises voting power, (iii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iv) 1,520,131 shares of Class B Common Stock owned directly by Max L. Fuller, and (v) 11,329 shares of Class A Common Stock held in Mr. Fuller's 401(k) account (with the number of shares being equal to Mr. Fuller's September 7, 2007 account balance (the latest balance available under the Issuer's XPRE$$AVINGS 401(k) Plan) divided by the closing price on June 20, 2007).  The employer's stock fund of the XPRE$$AVINGS 401(k) Plan is unitized and as such does not itself allocate a specific number of shares to each participant.

(6)
Comprised of (i) 1,190,084 shares of Class A Common Stock owned directly by Max L. Fuller, (ii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iii) 1,520,131 shares of Class B Common Stock owned directly by Max L. Fuller, and (iv) 11,329 shares of Class A Common Stock held in Mr. Fuller's 401(k) account (with the number of shares being equal to Mr. Fuller's September 7, 2007 account balance (the latest balance available under the Issuer's XPRE$$AVINGS 401(k) Plan) divided by the closing price on September 7, 2007).

Quinn Family Partners

As of August 1, 2007, there were 12,508,228 shares of Class A Common Stock issued and outstanding, including 378,130 restricted shares of Class A Common Stock, and 3,040,262 shares of Class B Common Stock issued and outstanding.  Quinn Family Partners holds 300,000 shares of Class A Common Stock, representing 1.9% of the issued and outstanding shares of Common Stock.  Mr. Quinn’s spouse, Anna Marie Quinn, holds the power to vote and dispose of such 300,000 shares of Class A Common Stock as the Managing Partner of Quinn Family Partners.

Max Fuller Family Limited Partnership

As of August 1, 2007, there were 12,508,228 shares of Class A Common Stock issued and outstanding, including 378,130 restricted shares of Class A Common Stock, and 3,040,262 shares of Class B Common Stock issued and outstanding.  The Max Fuller Family Limited Partnership holds 344,916 shares of Class A Common Stock, representing 2.2% of the issued and outstanding shares of Common Stock.  Mr. Fuller’s spouse, Janice B. Fuller, holds the power to vote and dispose of such 344,916 shares of Class A Common Stock as the General Partner of the Max Fuller Family Limited Partnership.

New Mountain Lake Acquisition Company

NMLAC does not have or share the power to vote or dispose of any shares of common stock.

New Mountain Lake Holdings, LLC

NMLH does not have or share the power to vote or dispose of any shares of common stock.

(c)           On April 6, 2007, each of Max L. Fuller and Patrick E. Quinn were awarded 50,000 shares of restricted Class A Common Stock under the Issuer's 2006 Omnibus Incentive Plan.  Such shares normally would vest over five years and will likely immediately vest upon the closing of the Offer.  On May 21, 2007, Patrick E. Quinn purchased 70 shares of Class A Common Stock at a price of $13.8116 and gifted them to a third party on the same day.  Other than such transactions, during the past sixty days, there were no transactions (purchases or sales) in Class A Common Stock, or securities convertible into or exchangeable for shares of Class A Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

(d)           See Item 5(a) – (b) above.

(e)           Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to include the following:

Patrick E. Quinn, Quinn Family Partners, Max L. Fuller, the Max Fuller Family Limited Partnership, New Mountain Lake Acquisition Company, and New Mountain Lake Holdings, LLC, have entered into a joint filing agreement, which is attached as Exhibit 1 hereto.

Item 7.                                Material to be Filed as Exhibits.

The following documents are incorporated by reference to Schedule 13D filed on June 22, 2007:

Exhibit 1
Joint Filing Agreement, dated September 11, 2007, by and between Patrick E. Quinn, Quinn Family Partners, Max L. Fuller, Max Fuller Family Limited Partnership, New Mountain Lake Acquisition Company, and New Mountain Lake Holdings, LLC.

Exhibit 2	Restated Financing Commitment, dated September 7, 2007, from SunTrust Bank and SunTrust Robinson Humphrey, Inc.

Exhibit 3	Press Release, dated September 10, 2007, issued by Patrick E. Quinn and Max L. Fuller, on behalf of New Mountain Lake Acquisition Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

PATRICK E. QUINN

/s/Patrick E. Quinn

MAX L. FULLER

/s/Max L. Fuller

QUINN FAMILY PARTNERS

/s/Anna Marie Quinn
By:  Anna Marie Quinn
Its:  Managing Partner

MAX FULLER FAMILY LIMITED PARTNERSHIP

/s/Janice B. Fuller
By:  Janice B. Fuller
Its:  General Partner

NEW MOUNTAIN LAKE ACQUISITION COMPANY

/s/Max L. Fuller
By: Max L. Fuller
Its: Chief Executive Officer

NEW MOUNTAIN LAKE HOLDINGS, LLC

/s/Max L. Fuller
By: Max L. Fuller
Its: Chief Executive Officer

Dated: September 11, 2007

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock of U.S. Xpress Enterprises. Inc, and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 11th day of September, 2007.

PATRICK E. QUINN

/s/Patrick E. Quinn

MAX L. FULLER

/s/Max L. Fuller

QUINN FAMILY PARTNERS

/s/Anna Marie Quinn
By:  Anna Marie Quinn
Its:  Managing Partner

MAX FULLER FAMILY LIMITED PARTNERSHIP

/s/Janice B. Fuller
By:  Janice B. Fuller
Its:  General Partner

NEW MOUNTAIN LAKE ACQUISITION COMPANY

/s/Max L. Fuller
By: Max L. Fuller
Its: Chief Executive Officer

NEW MOUNTAIN LAKE HOLDINGS, LLC

/s/Max L. Fuller
By: Max L. Fuller
Its: Chief Executive Officer

Exhibit 2

[SunTrust
Robinson Humphry letterhead]

September 7, 2007

New Mountain Lake Acquisition Company
c/o Max L. Fuller and Patrick E. Quinn
4080 Jenkins Road
Chattanooga, TN  37421

Attention: Max L. Fuller
                   Chief Executive Officer

Re:	$377,800,000 Revolving Credit, Securitization and Term Loan B Facilities for New Mountain Lake Acquisition Company

Ladies and Gentlemen:

You have advised us that New Mountain Lake Acquisition Company, a newly formed entity (the “Company”) and wholly owned subsidiary of Mountain Lake Holding Company, also a newly formed entity (“Holdings”) controlled by Patrick E. Quinn and Max L. Fuller (the “Principal Owners”), intends on acquiring at least 90% of the outstanding shares of capital stock of Bluegrass (as such term has been mutually agreed by SunTrust Bank and the Company, the “Target”), through a tender offer for the shares of capital stock of the Target other than those contributed to the Company as part of the Rollover (as defined below) (the “Tender Offer”) and the Rollover, followed by a merger of the Company with and into the Target, with the Target being the surviving corporation, or through a negotiated merger with the Target, with the Target being the surviving corporation (collectively, the “Transaction”).  In connection with the Transaction, the Principal Owners, together with certain trusts and other legal entities that hold shares of the Target for the benefit of the foregoing persons and any other persons that may be mutually agreed (collectively, the “Rollover Participants”) intend to make an equity contribution of all of their shares of capital stock of the Target (substantially as reported in Schedule 14(A) filed with the SEC on April 11, 2007) to Holdings, and to cause Holdings to further contribute such shares of capital stock to the Company (the “Rollover”).  You have requested that we consider providing financing to fund the Transaction, to refinance existing indebtedness of the Target and its subsidiaries in connection therewith, and after consummation of the Transaction to fund working capital to, provide letters of credit for, and for other general corporate purposes of, the Target and its subsidiaries.

SunTrust Bank is pleased to commit to provide a $50,000,000 revolving credit facility (the “Revolving Credit Facility”) and a $185,000,000 tranche B term loan (the “Term Loan B” and together with the Revolving Credit Facility, the “Bank Credit Facilities”) described in the summary of terms and conditions attached as Annex I (the “Bank Term Sheet”) to the Company subject to the terms and conditions set forth in this letter and in the Bank Term Sheet.   SunTrust Bank is also pleased to commit to provide a $142,800,000 liquidity facility (the “Liquidity Facility”) in support of the Xpress Receivables securitization commitment from Three Pillars Funding LLC (“TPF”) described in the summary of terms and conditions attached as Annex II (the “Securitization Term Sheet”, and together with the Bank Term Sheet, the “Term Sheet”) subject to the terms and conditions set forth in this letter and the Securitization Term Sheet (this letter, together with the Term Sheet, the “Commitment Letter”).  The Liquidity Facility and the Bank Credit Facilities are referred to herein as the “Senior Credit Facilities”.  SunTrust Robinson Humphrey, Inc. is pleased to commit to arrange an amendment and restatement of the TPF commitment

September 7, 2007

to lend to Xpress Receivables (the “Securitization Line”) on the terms set forth in the Securitization Term Sheet.  The proceeds of the Term Loan B shall be used to finance the Transaction, to fund transaction costs incurred in connection therewith and to refinance existing indebtedness of the Target and its subsidiaries. The Revolving Credit Facility and the Liquidity Facility and Securitization Line shall be available after the merger of the Company with and into the Target, with the Target being the surviving corporation (the “Merger”), and shall be used to fund working capital, to fund letters of credit and for other general corporate purposes of the Target and its subsidiaries.  Notwithstanding the foregoing, SunTrust Bank’s commitment to provide the Term Loan B shall be reduced dollar for dollar by the amount of any net proceeds from Permitted Real Estate Financing (as defined in the Bank Term Sheet) occurring after the date hereof and prior to the closing of the Bank Credit Facilities.

You hereby appoint SunTrust Bank to act, and SunTrust Bank agrees to act, as sole agent for the Senior Credit Facilities, subject to the terms and conditions of this Commitment Letter.  You also appoint SunTrust Robinson Humphrey, Inc. (the “Arranger” and, together with SunTrust Bank, “SunTrust”) to act, and the Arranger agrees to act, as sole lead arranger and sole book manager for the Senior Credit Facilities, subject to the terms and conditions of this Commitment Letter.  In consideration for the undertakings and obligations of SunTrust under this Commitment Letter, the Company agrees that SunTrust Bank will act as the sole and exclusive agent for the Senior Credit Facilities, that the Arranger will act as the sole and exclusive arranger and book manager for the Senior Credit Facilities and that no other agents, co-agents or arrangers will be appointed, or other titles conferred, without the prior written consent of the Arranger.

A.           Terms and Conditions of the Senior Credit Facilities

The principal terms and conditions of the Bank Credit Facilities shall include those set forth in the Bank Term Sheet.  The principal terms and conditions of the Liquidity Facility and the Securitization Line shall include those set forth in the Securitization Term Sheet.  The definitive agreements will contain certain other customary terms and conditions applicable to credit facilities and securitizations of this type, which may not be specifically listed in the Term Sheet; provided that there shall be no conditions to closing other than those specified herein or in the Term Sheet.

B.           Syndication

Although SunTrust Bank has, subject to the terms and conditions hereof, provided a commitment for the entire amount of the Senior Credit Facilities, it is the intent of SunTrust Bank to syndicate the  Senior Credit Facilities, and, as a material inducement to SunTrust Bank’s issuing its commitment hereunder, the Company hereby agrees to cooperate, and to use its commercially reasonable efforts to cause the Target to cooperate, in such syndication process and to take all action as SunTrust may reasonably request to assist the Arranger in forming a syndicate of Lenders.  The Company’s assistance shall include (but not be limited to) (i) making senior management and representatives of the Company and its subsidiaries, and using its commercially reasonable efforts to make senior management and representatives of the Target and its subsidiaries, available to participate in meetings and to provide information to potential lenders under the Senior Credit Facilities (the “Lenders”) at such times and places as the Arranger may reasonably request; (ii) using the Company’s existing lending relationships, and using its commercially reasonable efforts to use the Target’s existing lending relationships, to assist in the syndication process; and (iii) providing to the Arranger all information reasonably deemed necessary by the Arranger to complete the syndication, including an information memorandum with respect to the Senior Credit Facilities, the Company, the Target,  their subsidiaries and the Transaction, and pro forma and projected financial statements with respect to the Company, the Target and the transactions contemplated by this Commitment Letter (the “Projections”).

September 7, 2007

The Arranger will manage all aspects of the syndication of the Senior Credit Facilities in consultation with SunTrust Bank and the Company, including the timing of all offers to potential Lenders, the allocation of commitments, and the determination of compensation and titles (such as co-agent, managing agent, etc.) given, if any, to such Lenders.  The Company agrees that no Lender will receive any compensation for its commitment to, or participation in, the Senior Credit Facilities except as expressly set forth in the Term Sheet or the Fee Letter (as defined below), or as otherwise agreed to and offered by the Arranger.

To ensure an orderly and effective syndication of the Senior Credit Facilities, the Company further agrees that until the earlier of termination of this Commitment Letter and completion of the syndication, as determined by the Arranger in its sole discretion, the Company will not, and will not cause or permit any of its affiliates or agents to, and shall use its commercially reasonable efforts to cause the Target and its subsidiaries not to, arrange, sell, syndicate or issue, attempt to arrange, sell, syndicate or issue, announce or authorize the announcement of the arrangement, sale, syndication or issuance of, or engage in discussions concerning the arrangement, sale, syndication or issuance of, any debt facility or debt security (including any renewals thereof) except (1) with the prior written consent of the Arranger, (2) purchase money and lease financing of tractors and trailers in the ordinary course of business and refinancings of existing Equipment Notes (as defined in the Bank Term Sheet), and (3) the Permitted Real Estate Financings.

C.           Fees

The fees payable to SunTrust Bank and the Arranger in connection with their obligations hereunder are set forth in that certain letter agreement dated as of the date hereof, executed by SunTrust Bank and the Arranger and acknowledged and agreed to by Patrick Quinn and Max Fuller (the “Principal Owners”) and the Company (the “Fee Letter”), relating to this Commitment Letter.  The obligations of SunTrust pursuant to this Commitment Letter are subject to the execution and delivery of the Fee Letter by the Principal Owners and the Company, which Fee Letter constitutes an integral part of this Commitment Letter.

D.           Conditions Precedent

The undertakings and obligations of SunTrust under this Commitment Letter are subject to: (i) the preparation, execution and delivery of mutually acceptable loan documentation, including a credit agreement incorporating substantially the terms and conditions outlined in this Commitment Letter; (ii) the absence of a material adverse change in the business, condition (financial or otherwise), operations, liabilities (contingent or otherwise), properties or prospects of the Company and its subsidiaries, taken as a whole, since the date of this Commitment Letter, or a material adverse change in the business, condition (financial or otherwise), operations, liabilities (contingent or otherwise), properties or prospects of the Target and its subsidiaries, taken as a whole, as reflected in the consolidated financial statements of the Target as of December 31, 2006; provided, however, that changes in the consolidated financial position, results of operation and cash flows of the Target and its subsidiaries, taken as a whole, between December 31, 2006 and June 30, 2007 reflected in the June 30, 2007 financial statements of the Target and its subsidiaries filed with the SEC shall not be considered in determining any such material adverse change, (iii) the accuracy, in all material respects, of all representations that the Company makes to SunTrust (including those in Section E below) and all information that the Company furnishes to SunTrust, and the absence of any information or other matter being disclosed after the date hereof that is inconsistent in a material and adverse manner with any information or other material disclosed to SunTrust; (iv) the payment in full of all fees, expenses and other amounts payable hereunder and under the Fee Letter; (v) the compliance with the provisions of this Commitment Letter; (vi) a closing of the Senior Credit

September 7, 2007

Facilities on or prior to December 31, 2007; and (vii) the satisfaction of the other conditions set forth in the Term Sheet.

E.           Representations

The Company represents and warrants to SunTrust that (i) all information that has been or will be made available to SunTrust by the Company, the Target or any of their representatives in connection with the transactions contemplated by this Commitment Letter (other than the Projections) (the “Information”) is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or will be made; and (ii) the Projections have been or will be prepared in good faith based upon reasonable assumptions.  The Company agrees to supplement the Information and the Projections from time to time so that the representation and warranty contained in this Section E remains correct.  In issuing the commitments and undertakings hereunder and in arranging and syndicating the Senior Credit Facilities, SunTrust Bank and the Arranger are relying on the accuracy of the Information and the Projections without independent verification thereof.

The Company authorizes the Arranger and its affiliates, including SunTrust Bank to share with each other and with TPF, and to use, credit and other confidential or non-public information regarding the Company to the extent permitted by applicable laws and regulations and for the purpose of performing their obligations under this Commitment Letter and the Senior Credit Facilities.

F.           Indemnities, Expenses, Etc.

1.           Indemnification.  The Company and the Principal Owners, jointly and severally, agree to indemnify and hold harmless the Arranger, SunTrust Bank, TPF, each other Lender, their respective affiliates and their respective directors, officers, employees, agents, representatives, legal counsel, and consultants (each, an “Indemnified Person”) against, and to reimburse each Indemnified Person upon its demand for, any losses, claims, damages, liabilities or other expenses (“Losses”) incurred by such Indemnified Person or asserted against such Indemnified Person by any third party or by the Company, the Target or any of their subsidiaries, insofar as such Losses arise out of or in any way relate to or result from this Commitment Letter, the Fee Letter, the Transaction, the financings and other transactions contemplated by this Commitment Letter or the use of the proceeds of the Senior Credit Facilities, including, without limitation, (i) all Losses arising out of any legal proceeding relating to any of the foregoing (whether or not such Indemnified Person is a party thereto) and (ii) Losses that arise out of untrue statements made or statements omitted to be made by the Company, or with the Company’s consent or in conformity with the Company’s actions or omissions), in each case whether or not such Indemnified Person is a party to any such proceeding; provided that the Company and the Principal Owners shall not be liable pursuant to this indemnity for any Losses to the extent that a court having competent jurisdiction shall have determined by a final judgment (not subject to further appeal) that such Loss resulted from the gross negligence or willful misconduct of such Indemnified Person or from a claim brought by the Company or any of its subsidiaries against an Indemnified Person for breach in bad faith of such Indemnified Person’s obligations hereunder.  The Company and the Principal Owners shall not, without the prior written consent of any Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Person is a party and indemnity has been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such indemnity.

2.           CONSEQUENTIAL DAMAGES.    NO INDEMNIFIED PERSON SHALL BE RESPONSIBLE OR LIABLE TO THE COMPANY OR ANY OTHER PERSON OR ENTITY FOR

September 7, 2007

ANY PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES THAT MAY BE ALLEGED AS A RESULT OF THIS COMMITMENT LETTER, THE FEE LETTER, THE SENIOR CREDIT FACILITIES OR ANY OF THE LOAN DOCUMENTS OR ANY TRANSACTION CONTEMPLATED BY THIS COMMITMENT LETTER.

3.           Expenses.  In further consideration of the commitments and undertakings of SunTrust hereunder, and recognizing that in connection herewith SunTrust and TPF will be incurring certain costs and expenses (including, without limitation, fees and disbursements of counsel, and costs and expenses for due diligence, syndication, transportation, duplication, mailings, messenger services, dedicated web page on the internet for the transactions contemplated by this Commitment Letter, appraisal, audit and insurance), the Company and the Principal Owners, jointly and severally, hereby agree to pay, or to reimburse SunTrust and TPF on demand for, all such reasonable costs and expenses actually incurred (whether incurred before or after the date hereof), regardless of whether any of the transactions contemplated hereby are consummated.  The Company and the Principal Owners, jointly and severally, agree to pay all costs and expenses of SunTrust and TPF (including, without limitation, reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.

G.           Special Disclosure

The Arranger is a wholly owned subsidiary of SunTrust Banks, Inc. (“STBI”) and an affiliate of SunTrust Bank.  The Arranger is a broker/dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation (“SIPC”).  Although it is a subsidiary of STBI, the Arranger is not a bank and is separate from SunTrust Bank or any banking affiliate of SunTrust Bank.  The Arranger is solely responsible for its contractual obligations and commitments.  Securities and financial instruments sold, offered, or recommended by the Arranger are not bank deposits, are not insured by the Federal Deposit Insurance Corporation, SIPC or any governmental agency and are not obligations of or endorsed or guaranteed in any way by any bank affiliated with the Arranger or any other bank unless otherwise stated.

H.           Miscellaneous

1.           Effectiveness.  This Commitment Letter shall constitute a binding obligation of SunTrust for all purposes immediately upon the acceptance hereof by the Company in the manner specified below. Notwithstanding any other provision of this Commitment Letter, the commitments and undertakings of SunTrust set forth herein shall not be or become effective for any purpose unless and until this Commitment Letter and the Fee Letter shall have been accepted by the Company and the Principal Owners in the manner specified below.

2.           Acceptance by the Company.  If the Company agrees with the foregoing, the Company and the Principal Owners shall sign and return the enclosed copy of this Commitment Letter and Fee Letter by fax and overnight courier service to

SunTrust Robinson Humphrey, Inc.
303 Peachtree Street, 24th Floor
Atlanta, GA  30308

Attention:      Allison Dukes
Fax:                 (404) 827-6514

September 7, 2007

Notwithstanding, if this Commitment Letter is submitted or referred to in any bid or offer to purchase shares of the Target, whether or not executed by the Company, such submission or reference shall be deemed to be acceptance of the terms of this Commitment Letter and the Fee Letter by the Company.

3.           Termination.  Unless this Commitment Letter and the Fee Letter have been executed by the Company and the Principal Owners and delivered to the Arranger, prior to 5:00 p.m., Atlanta, Georgia time, on September 7, 2007, the commitments and obligations of SunTrust under this Commitment Letter shall terminate on such date.  If this Commitment Letter and the Fee Letter are executed and delivered by the Company and the Principal Owners to the Arranger, or are otherwise deemed accepted by the Company, this Commitment Letter, and the commitments and obligations of SunTrust under this Commitment Letter, shall terminate on December 31, 2007, unless the definitive credit agreement and other legal documents related to the Senior Credit Facilities have been executed and delivered on or prior to such date.  In addition to the foregoing, this Commitment Letter may be terminated at any time by mutual agreement.  Furthermore, by acceptance of this Commitment Letter, any other commitments outstanding with respect to the credit facilities from SunTrust with respect to the Transaction shall be terminated, including, without limitation, those set forth in the letter agreement, dated as of June 22, 2007, by and between SunTrust and the Company (the “Existing Commitment Letter”).

4.           No Third-Party Beneficiaries.  This Commitment Letter is solely for the benefit of the Company, SunTrust and the Indemnified Persons; no provision hereof shall be deemed to confer rights on any other person or entity.

5.           No Assignment; Amendment.  This Commitment Letter and the Fee Letter may not be assigned by the Company or the Principal Owners to any other person or entity, but all of the obligations of the Company and the Principal Owners hereunder and under the Fee Letter shall be binding upon the successors and assigns of the Company and the heirs and representatives of the Principal Owners, as applicable.  This Commitment Letter and the Fee Letter may be not be amended or modified except in writing executed by each of the parties hereto.

6.           Use of Name and Information.  The Company and the Principal Owners agree that any references to SunTrust. TPF or any of their affiliates made in connection with the Senior Credit Facilities are subject to the prior approval of the Arranger, which approval shall not be unreasonably withheld; provided that such references may be made in filings with the SEC and otherwise as required by law, stock market regulation or other legal process.  SunTrust and TPF shall be permitted to use information related to the syndication and arrangement of the Senior Credit Facilities in connection with marketing, press releases or other transactional announcements or updates provided to investor or trade publications; including, but not limited to, the placement of “tombstone” advertisements in publications of its choice at its own expense.

7.           GOVERNING LAW.  THIS COMMITMENT LETTER AND THE FEE LETTER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

8.           WAIVER OF TRIAL BY JURY.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE COMPANY, THE PRINCIPAL OWNERS AND SUNTRUST WAIVES TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATED TO THIS COMMITMENT LETTER, THE FEE LETTER OR ANY OTHER DOCUMENTS CONTEMPLATED HEREBY.  Each of the Company and the Principal Owners irrevocably and unconditionally submits to the exclusive jurisdiction of any state court in the State of New York or the United States District Court for the Southern District of New York for the purpose of

September 7, 2007

any suit, action or proceeding arising out of or relating to this Commitment Letter or the Fee Letter.  Service of any process, summons, notice or document may be made by registered mail addressed to the Company and the Principal Owners at the address appearing at the beginning of this letter or to SunTrust at the address specified in paragraph 2 of this Section H against such person for any suit, action or proceeding brought in any such court pursuant to the agreement.  Each of the Company, the Principal Owners and SunTrust irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction the Company, the Principal Owners or SunTrust are or may be subject, by suit upon judgment.

9.           Survival.  The obligations and agreements of the Company and the Principal Owners contained in  Section F, and paragraphs 7, 8 and 10 of this Section H shall survive the expiration and termination of this Commitment Letter.

10.           Confidentiality.  The Company and the Principal Owners will not disclose or permit disclosure of this Commitment Letter nor the contents thereof to any person or entity (including, without limitation, any Lender other than SunTrust or TPF), either directly or indirectly, orally or in writing, except (i) to the Company’s and Target’s officers, directors, agents, accountants, financial advisors, and legal counsel who are directly involved in the transactions contemplated hereby, in each case on a confidential basis or (ii) in filings with the SEC and otherwise as required by law, stock market regulation, or other legal process (in which case the Company agrees to inform SunTrust promptly thereof).  SunTrust hereby notifies the Company and the Principal Owners that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), it and its affiliates are required to obtain, verify and record information that identifies the Company and the Principal Owners, which information includes the name, address, tax identification number and other information regarding the Company and the Principal Owners that will allow SunTrust and TPF to identify the Company and the Principal Owners in accordance with the Patriot Act.  This notice is given in accordance with the requirements of the Patriot Act and is effective for SunTrust and its affiliates.

11.           No fiduciary duty.  The Company acknowledges and agrees that (i) the commitment to and syndication of the Senior Credit Facilities pursuant to this Commitment Letter is an arm's-length commercial transaction between the Company, on the one hand, and SunTrust, on the other, (ii) in connection with the transactions contemplated hereby and the process leading to such transactions, SunTrust is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its stockholders, creditors, employees or any other party, (iii) SunTrust has not assumed an advisory responsibility or fiduciary duty in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether SunTrust has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Commitment Letter, (iv) SunTrust and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (v) SunTrust has not provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

12.           Counterparts.  This Commitment Letter and the Fee Letter may be executed in any number of separate counterparts, each of which shall collectively and separately constitute one agreement.  Delivery of a counterpart hereof via facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart hereof.

September 7, 2007

13.           Entire Agreement.  Upon acceptance by the Company as provided herein, this Commitment Letter and the Fee Letter referenced herein shall supersede all understandings and agreements between the parties to this Commitment Letter in respect of the transactions contemplated hereby, including, without limitation, the Existing Commitment Letter and the “Fee Letter” as defined in the Existing Commitment Letter, in each case except with respect to those provisions that expressly survive the termination thereof, including, without limitation, the provisions relating to indemnification and to reimbursement of fees and expenses.

We look forward to working with you on this important transaction.

Very truly yours,

SUNTRUST BANK

By:	/s/ William H. Crawford
Name:	William H. Crawford
Title:	Director

September 7, 2007

SUNTRUST ROBINSON HUMPHREY, INC.

By:	/s/ John N. Gregg
Name:	John N. Gregg
Title:	Managing Director

By:	/s/ L. Allison Dukes
Name:	L. Allison Dukes
Title:	Director

September 7, 2007

ACCEPTED AND AGREED this 7th day of September, 2007:

NEW MOUNTAIN LAKE ACQUISITION COMPANY

By:	/s/ Max L. Fuller
Name:	Max L. Fuller
Title:	Chief Executive Officer

/s/ Patrick E. Quinn
Patrick E. Quinn

/s/ Max L. Fuller
Max L. Fuller

ANNEX I

Summary of Principal Terms and Conditions of
$235,000,000 BANK CREDIT FACILITIES

September 7, 2007

CAPITALIZED TERMS USED HEREIN AND NOT OTHERWISE DEFINED SHALL HAVE THE MEANINGS SET FORTH IN THE COMMITMENT LETTER TO WHICH THIS TERM SHEET IS ATTACHED

I.	DESCRIPTION OF THE BANK CREDIT FACILITIES

Bank Credit Facilities:
(A)  $50,000,000 Revolving Credit Facility with a swingline subfacility in an amount to be determined and fully available for letters of credit  (the “Revolver”), available after the closing of the Merger.
(B)  $185,000,000 (less the net proceeds from any Permitted Real Estate Financing (as defined below) occurring after the date hereof and prior to closing) Tranche B Term Loan (“Term Loan B”, and together with the Revolver, the “Bank Credit Facilities”), available on the closing of the Bank Credit Facilities (the “Closing Date”).

Borrower:	Initially, the Company, and upon consummation of the Merger, the Target.
Guarantors:	Holdings and all present and future direct and indirect material subsidiaries of the Borrower.
Agent:	SunTrust Bank (“SunTrust” or the “Agent”).
Lead Arranger:	SunTrust Robinson Humphrey, Inc. (the “Arranger”).
Lenders:	SunTrust and a syndicate of financial institutions acceptable to the Borrower, the Arranger and SunTrust, as Agent (together, the “Lenders”).
Swingline Lender:	SunTrust Bank.
Issuing Bank:	SunTrust Bank.
Purpose:
(A)  Proceeds of the Revolver shall be used to fund working capital needs of the Company, for other seasonal financing needs of the Company, to provide letters of credit and for general corporate purposes.

(B)  Proceeds of the Term Loan B shall be used to finance the Transaction on the Closing Date, to pay transaction costs and expenses incurred in connection therewith and to refinance indebtedness of the Target and its subsidiaries.

Maturity Date:	(A) Revolver shall terminate on the fifth anniversary of the Closing Date. (B) Term Loan B shall mature on the seventh anniversary of the Closing Date.

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Collateral:
All Bank Credit Facilities shall be cross-collateralized by a first priority security interest in and lien on all personal property of Borrower and Guarantors, including without limitation, all cash, rolling stock, accounts, inventory, equipment, general intangibles, goods, documents, contracts, trademarks, patents, copyrights, intercompany obligations, stock, securities, commercial tort claims, books, records, instruments, investment property, and notes owned by Borrower and the Guarantors and real property of the Borrower and the Guarantors; provided however that Collateral shall exclude (i) all equipment securing the Equipment Notes, (ii) all other assets securing the existing accounts receivable securitization of the Target and its Subsidiaries or securing other indebtedness as of the date hereof (other than assets securing the existing revolving credit facility which assets shall be Collateral in any event), (iii) real property encumbered as of the date hereof, the real estate listed on Exhibit C and all real estate acquired after the Closing Date that remains unencumbered for 120 days or less, (iv) stock of any minority owned subsidiary of the Borrower or any Guarantor to the extent the Borrower or such Guarantor is contractually prohibited from pledging such stock and (v) assets securing other indebtedness and lease financing in amounts to be mutually agreed upon in the definitive loan documentation.  All Bank Credit Facilities shall be cross-collateralized by a pledge of 100% of the capital stock of Borrower and each of the Guarantors (excluding Holdings) and a pledge (subject to customary restrictions) on 100% of the capital stock of Xpress Receivables (or any other special purpose Subsidiary that acquires accounts receivables as part of the Securitization); provided, however, that all stock of the Target acquired in connection with the Transaction shall be excluded from Collateral until the Merger is consummated.

Increase in Revolver:
The Borrower may, at its option, so long as no default or event of default has occurred and is continuing, elect to increase the Revolver before the Closing Date and/or after the Closing Date (but in each case after the primary syndication of the Bank Credit Facilities has been completed as determined by the Arranger) by an aggregate amount of commitments not to exceed $50,000,000 through the addition of new lenders (or increases of commitments by existing lenders), provided that any such new lenders are acceptable to the Agent.

Note: Italicized terms are defined in the attached Exhibit A (“Selected Definitions”).

II.	PRICING AND PAYMENT TERMS FOR THE FACILITIES
Interest Rate Options:
The Borrower shall be entitled to select between the following interest rate options for the Revolver and the Term Loan B:
(A)  For the Revolver, (i) Base Rate or (ii) LIBOR, plus in each case the Applicable Margin; provided, however, that loans under the Swingline subfacility shall bear interest at the Swingline Rate.
(B)  For the Term Loan B, (i) Base Rate plus 2.75% per annum or (ii) LIBOR plus 4.00% per annum.

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Interest Payments:	Interest shall be calculated on the basis of a 360-day year and shall be payable on outstanding advances as follows:
	(i)	Base Rate advances and Swingline Rate advances – On the last day of each calendar quarter, in arrears.
(ii)
LIBOR advances – At the expiration of each Interest Period, and with respect to loans made for an Interest Period longer than three months, on the last day of each three month period prior to the expiration of the Interest Period.

Default Rate:
If any event of default has occurred and is continuing, the otherwise then applicable interest rates and any letter of credit fees shall be increased by 2% per annum; provided that, for any LIBOR advances under the Revolver, at the end of the applicable Interest Period, interest shall accrue at the Base Rate plus the Applicable Margin plus 2% per annum and for any LIBOR advances under the Term Loan B, at the end of the applicable Interest Period, interest shall accrue at the Base Rate plus 4.75% per annum.  Default interest shall be payable on demand.

Commitment Fee:
A commitment fee shall be payable quarterly in arrears on the average daily unused portion of the Revolver in an amount equal to the Applicable Commitment Fee Percentage designated in Exhibit B based on the ratio of Borrower’s total leverage ratio (to be defined in a mutually acceptable manner), provided, however, that the Applicable Commitment Fee Percentage shall initially be 0.50% per annum and upon delivery to the Agent of Borrower’s financial statements for each fiscal quarter ending after the Closing Date, the Applicable Commitment Fee Percentage shall be reset to the Applicable Commitment Fee Percentage designated in Exhibit B based on the Borrower’s ratio of total leverage ratio for the preceding four fiscal quarter period then ending,  such new Applicable Commitment Fee Percentage for the Revolver being effective as of the second business day following the date that the Agent receives the Borrower’s applicable financial statements.

For purposes of calculating the Commitment Fee, outstanding letters of credit under the Revolver will be deemed usage of the Revolver, but loans under the Swingline shall not be deemed usage of the Revolver.

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Letter of Credit Fees:
A letter of credit fee for letters of credit issued under the Revolver shall be payable quarterly in arrears at a rate per annum equal to the Applicable Margin for LIBOR advances under the Revolver on the average outstanding letters of credit under the Revolver, to be shared proportionately by lenders in accordance with their participation in the respective letters of credit.  In addition, a facing fee of 0.125% per annum and other customary administrative charges shall be paid to the Issuing Bank for its own account for letters of credit under the Revolver (provided, however, that the Borrower will not have to pay any fees or charges with respect to letters of credit rolled over from its existing credit facility to the extent such fees and charges were previously paid under the terms of the existing credit agreement). In each case, fees shall be calculated on the aggregate stated amount of the letters of credit under the Revolver for the duration thereof.

Repayments:
(A)  All principal and unpaid accrued interest on all loans under the Revolver shall be due and payable on the Maturity Date of the Revolver.
(B)  The Term Loan B will be repaid in equal quarterly installments of principal in an aggregate annual amount equal to 1% of the principal amount of the Term Loan B, and all unpaid principal shall be due and payable on the Maturity Date for Term Loan B.

Voluntary Prepayments:
Prepayments may be made without premium or penalty, provided that the prepayment of a LIBOR advance on any day other than the last day of the current Interest Period shall obligate the Borrower to indemnify Lenders for customary breakage costs.  Otherwise, with respect to a LIBOR or Base Rate advance, the Borrower must give the Agent at least three business days and one business day, respectively, prior written notice of the amount and time of any prepayment, and prepayments shall be in minimum amounts of $5,000,000 and in integral multiples of $1,000,000.

Mandatory Prepayments:
The Borrower shall be required to make mandatory principal prepayments on Term Loan B from (i) 100% of the net proceeds received by the Borrower and any of its subsidiaries from any sale or other disposition by the Borrower and any of its subsidiaries of any assets other than (a) assets subject to liens permitted under the definitive loan documents (to the extent of the indebtedness repaid and secured by such liens) and (b) assets sold in the ordinary course of business, (ii) 100% of net proceeds of any equity offering for cash and not as part of any employee compensation, and of any debt offering (with exclusions for purchase money and other permitted indebtedness but including proceeds of the Permitted Real Estate Financing) and (iii) 75% of excess cash flow (to be defined in a mutually acceptable manner), reduced to 50% of such excess cash flow if the total leverage ratio (to be defined in a mutually acceptable manner) as of the last day of the fiscal year is less than or equal to 4.00:1.00 but greater than 3.50:1.00, and reduced to 0% of such excess cash flow if the total leverage ratio as of the last day of the fiscal year is less than or equal to 3.50:1.00.  All such prepayments shall be applied to installments of the Term Loan B in inverse order of maturity.

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Payments:
All payments by the Borrower shall be made not later than 12:00 noon (Atlanta, Georgia time) to the Agent in immediately available funds, free and clear of any defenses, set-offs, counterclaims, or withholdings or deductions for taxes.  Any Lender not organized under the laws of the United States or any state thereof must, prior to the time it becomes a Lender, furnish Borrower and Agent with forms or certificates as may be appropriate to verify that such Lender is exempt from U.S. tax withholding requirements.

Pricing/Yield Protection Provisions:
Customary provisions with respect to: payment of withholding tax “gross-up” amounts; suspension of LIBOR pricing options due to illegality or inability to ascertain funding costs; payment of reserve requirements, increased funding costs and capital adequacy compensation; and payment of breakage and redeployment costs in connection with fundings and repayments of LIBOR advances.

III. CONDITIONS TO CLOSING AND FUNDING
Closing and funding will be subject only to the conditions contained in the Commitment Letter and the following:
Conditions toClosing andInitial Borrowing:	(1)	Execution and delivery of credit agreement, guaranty agreements, security documents, intercreditor agreements, solvency certificate and other loan documents.
(2)
Evidence that all shares of capital stock of Target owned by the Rollover Participants (as reported in the Schedule 14A filed with the SEC on April 11, 2007) have been contributed to Holdings (and further contributed to the Borrower).

(3)
Delivery of certified copies of all documents relating to the Securitization amendment (or amendment and restatement) on terms consistent with the Securitization Term Sheet and evidence that all conditions precedent to such amendment have been satisfied.

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(4)
Evidence that the structure, terms and conditions of the Transaction (other than price) are on terms and conditions reasonably satisfactory to the Agent and the Arranger; delivery of certified copies of all filings, merger agreements and other documents relating to the Transaction, all of which shall be in form and substance reasonably satisfactory to the Agent and the Arranger; evidence that the Tender Offer has been completed and all shares have been accepted for payment, the Rollover has been consummated, the Borrower owns at least 90% of the shares of capital stock of the Target, all conditions precedent to the Transaction, other than the funding of the Bank Credit Facilities, have been satisfied and the Tender Offer, if applicable, and the Merger will be consummated simultaneously with the funding of the Term Loan B.  The corporate and capital structure of Holdings and the Borrower shall be substantially the same as the corporate and capital structure described in the Commitment Letter.

(5)
Delivery of certified articles of incorporation, good standing certificates and certified copies of other organizational documents, including bylaws, authorizing resolutions of board of directors, and incumbency certificates for the Borrower and all Guarantors, favorable opinions  of counsel for the Borrower and all Guarantors, including local counsel where requested by Agent, and lien searches, it being understood that such items from the Target and its subsidiaries may be delivered a reasonable time after the Closing Date to the extent the Borrower’s commercially reasonable efforts do not produce such items on or prior to the Closing Date.

(6)
Delivery of certified copies of all consents, approvals, authorizations, registrations, or filings required to be made or obtained by the Borrower, the Guarantors and the Target in connection with the Senior Credit Facilities, the Transaction and any other transaction being financed with the proceeds of the Senior Credit Facilities, and such consents, approvals, authorizations, registrations, filings and orders shall be in full force and effect and all applicable waiting periods shall have expired and no investigation or inquiry by any governmental authority regarding the Senior Credit Facilities, the Transaction or any transaction being financed with the proceeds thereof shall be ongoing.

(7)
Delivery of certificate of insurance issued on behalf of insurers of the Borrower and all Guarantors, describing in reasonable detail the types and amounts of insurance (property and liability) maintained by the Borrower and all Guarantors, naming Agent as additional insured and loss payee, as appropriate, it being understood that such items from the Target and its subsidiaries may be delivered at a reasonable time after the Closing Date to the extent the Borrower’s commercially reasonable efforts do not produce such items on or prior to the Closing Date.

(8)	Payment in full of all fees and invoiced expenses related to the Senior Credit Facilities.

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	(9)
Receipt from Standard & Poor’s and Moody’s Investor Services of corporate family ratings for the Borrower and its subsidiaries (after giving effect to the Transaction) and facility ratings for each Bank Credit Facility.

	(10)
Evidence that EBITDA of the Target and its subsidiaries measured for the most recently ended four fiscal quarters is at least $112 million.

For purposes of this condition, EBITDA shall mean, for the Target and its subsidiaries, the sum of (a) net income for such period plus (b) to the extent deducted in determining net income for such period, interest expense, income tax expense, depreciation, amortization and all other non-cash charges, determined on a consolidated basis in accordance with GAAP.  EBITDA shall exclude the net income of persons that are acquired or become subsidiaries during such period, for the portion of the period prior to such acquisition or additional investment.

Conditions to All Borrowings:	(1)	No default or event of default shall then exist or would result from such borrowing, and pro forma compliance with the total leverage ratio.
	(2)
All representations and warranties shall continue to be true and correct in all material respects on and as of the date of each borrowing and the issuance of each letter of credit, except those expressly made only as of an earlier date.

	(3)
Since the date of the most recent audited financial statements of the Target delivered prior to the Closing Date, there shall have been no change that has had or could be reasonably expected to have a material adverse effect on the Borrower and the Guarantors taken as a whole, excluding, however, the direct effect of the Transaction and the related financing on the financial condition, results of operation and cash flows of the Target and its subsidiaries on a consolidated basis.

	(4)	Agent shall have received such other documents, certificates, information or legal opinions as it or the Required Lenders has reasonably requested.

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IV.	REPRESENTATIONS AND WARRANTIES; COVENANTS; DEFAULTS
Representations and Warranties:
Customary for transactions of this type, after giving pro forma effect to the Transaction, including as to due organization, good standing, power and authority; due authorization, execution, delivery and enforceability; no consents or approvals; no violation of law, regulation or agreements; no creation of a lien, other than securing the Senior Credit Facilities; accuracy of financial statements; no material adverse change; no litigation; material compliance with laws and material agreements; not an investment company or subject to regulation restricting the transactions; taxes; margin regulations; use of proceeds; ERISA; ownership of assets; insurance; intellectual property; no misleading information; absence of labor disputes; identification of subsidiaries; solvency; Patriot Act and OFAC compliance; validity of liens.

Financial Covenants:
Total leverage ratio, fixed charge coverage ratio, maximum capital expenditures and minimum asset coverage test at all times, such financial covenants to be defined in a mutually acceptable manner and set at levels to be mutually agreed upon.

Reporting Requirements:
Annual unqualified audited financial statements within 120 days after the end of each fiscal year, accompanied by an accountant’s certificate as to no knowledge of any Default or Event of Default and that the financial statements fairly present the financial condition of the Borrower in all material respects; quarterly unaudited financial statements within 45 days after the end of each fiscal quarter; compliance certificates; and other customary notifications, including notice of any Default.  Financial statements shall include a balance sheet, income statement, and statement of cash flows for the Borrower and its subsidiaries on a consolidated and consolidating basis.

Affirmative Covenants:
Affirmative covenants customary for transactions of this type, including, without limitation, as to maintenance of existence, property and insurance  and material intellectual property; engaging in same business or businesses reasonably related thereto; compliance with laws; payment of taxes and other charges that can result in liens; books and records; visitation and inspection; use of proceeds; margin regulations; future guarantors/collateral; and covenant to merge the Borrower with and into Target immediately upon consummation of the tender offer for at least 90% of the shares of the Target, on terms and conditions approved by the Lenders prior to the Closing Date.

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Negative Covenants:
Negative covenants customary for transactions of this type (and with customary exceptions thereto), including, without limitation, as to restrictions on indebtedness (subject to exceptions for purchase money and lease financing of tractors and trailers in the ordinary course of business, purchase money and lease financing for other assets in an amount to be mutually agreed upon, real estate financing secured by the properties listed on Exhibit C (the “Permitted Real Estate Financing”) and other real estate financing in an amount to be mutually agreed upon); liens (subject to permitted liens to be mutually agreed upon); mergers, consolidations and acquisitions (subject to permitted acquisitions to be mutually agreed upon); sale of assets (subject to exclusion for the sale of assets subject to permitted liens to the extent of any indebtedness secured by such permitted liens, and sale of assets in the ordinary course); engaging in business other than current business and those reasonably related thereto; investments (subject to permitted investments to be mutually agreed upon, including but not limited to additional investment in Arnold and Total subject to limits to be mutually agreed upon and other permitted investments in shares of companies in which the Target and its subsidiaries are minority investors as of the Closing Date so long as after giving effect to such investment, the Target and its subsidiaries are majority investors, subject to a limit to be mutually agreed upon); dividends and other payments to junior capital (other than inter-company dividends made by subsidiaries of the Borrower, on at least a pro rata basis for subsidiaries that are not wholly owned, dividends made by Borrower to Holdings (and by Holdings to its shareholders) not to exceed an amount to be mutually agreed upon and only if no default has occurred and is continuing and pro forma compliance with financial tests to be mutually agreed to, and dividends made by Borrower to Holdings (and by Holdings to its shareholders) in such amounts as may be required for shareholders of Holdings to pay income taxes attributable to the income of Holdings and its subsidiaries to the extent that Holdings is a pass-through entity for tax purposes); affiliate transactions (subject to exception for arms length transactions and transactions related to funding of taxes payable by shareholders of Holdings attributable to the income of Holdings and its subsidiaries to the extent that Holdings is a pass-through entity for tax purposes); sale/leaseback transactions; speculative hedging; amendments to material agreements; and change in fiscal year or accounting practices (provided, that Holdings may elect S Corp status).

Events of Default
Events of default customary for transactions of this type, including, without limitation, payment default; breach of representations in any material respect; breach of financial covenants, reporting covenants and negative covenants; breach of affirmative covenants and other obligations with a 30-day grace period; cross-default to material indebtedness (to be defined in a mutually acceptable manner); bankruptcy; ERISA; material judgments; change in control; termination of guaranty or intercreditor agreement; failure of liens to be perfected; defaults under other loan documents.

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Participations and Assignments:
Assignments to other banks, financial institutions and funds of the Bank Credit Facilities will be permitted by any Lender with the written approval of the Borrower and the Agent (such approval not to be unreasonably withheld or delayed, and such approval not required by Borrower if an Event of Default has occurred) in minimum increments of $1,000,000, provided, however, that (i) no such consent of the Borrower or the Agent shall be required to any assignment by a Lender to an affiliate of such Lender or to a fund managed by a Lender or an affiliate of a Lender and (ii) the minimum increment requirement shall not apply if a Lender is assigning its entire commitment.  An administrative fee of $3,500 shall be due and payable by such assigning Lender to the Agent upon the occurrence of any assignment.  Participations to other banks and financial institutions will be permitted without restriction.  Such participation will not release the selling Lender from its obligations with respect to the Bank Credit Facilities.

Required Lenders:	Lenders holding more than 50% of the committed amount of the Revolver and the outstanding Term Loan B.
Indemnification:
The Borrower shall pay (i) all reasonable, out-of-pocket costs and expenses of the Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Agent and its Affiliates, in connection with the syndication of the credit facilities provided for herein, the preparation and administration of the loan documents and any amendments, modifications or waivers thereof (whether or not the transactions contemplated herein shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any letter of credit or any demand for payment thereunder and (iii) all out-of-pocket costs and expenses (including, without limitation, the reasonable fees, charges and disbursements of outside counsel) incurred by the Agent, the Issuing Bank or any Lender in connection with the enforcement or protection of its rights in connection with the loan documentation or the loans made thereunder or letters of credit issued thereunder.  The Borrower shall indemnify the Agent, the Issuing Bank and each Lender against all reasonable costs, losses, liabilities, damages, and expenses incurred by them in connection with any investigation, litigation, or other proceedings asserted against any such party by a third party or by Borrower or any of its subsidiaries relating to the Bank Credit Facilities, except for instances of gross negligence or willful misconduct on the part of the indemnified party.

Governing Law:	State of New York.

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EXHIBIT A

SELECTED DEFINITIONS

Applicable Margin shall mean for Revolver loans, the percentage designated in the “Pricing Grid” attached hereto as Exhibit B based on the total leverage ratio.  The Applicable Margin for Revolver loans shall initially be 3.00% for loans bearing interest based on LIBOR and 1.75% for loans bearing interest based on the Base Rate; provided, however, that upon delivery to the Agent of Borrower’s financial statements for the first full fiscal quarter ending after the Transaction, the Applicable Margin for Revolver loans shall be reset to the percentage designated in Exhibit B based on the Borrower’s ratio of total leverage ratio for the preceding four fiscal quarter period then ending, measured quarterly, such Applicable Margin being effective as of the second business day following the date that the Agent receives the Borrower’s applicable financial statements.

Base Rate shall mean the higher of (i) the rate which SunTrust announces from time to time as its prime lending rate, as in effect from time to time, or (ii) the Federal Funds rate, as in effect from time to time, plus one-half of one percent (½%) per annum (any changes in such rates to be effective as of the date of any change in such rate).  The SunTrust prime lending rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer.  SunTrust may make commercial loans or other loans at rates of interest at, above, or below the SunTrust prime lending rate.

Equipment Notes shall mean those certain revenue equipment installment notes with finance companies, with a weighted average interest rate of 6.01% and 5.99% at March 31, 2007 and December 31, 2006, respectively, due in monthly installments with final maturities at various dates through August 2013, secured by related revenue equipment with a net book value of $277.9 million at March 31, 2007 and $265.8 million at December 31, 2006, and any similar notes entered into subsequent to March 31, 2007.

Interest Period shall mean with respect to LIBOR loans, the period of 1, 2, 3 or 6 months selected by the Borrower and subject to customary adjustments in duration.

LIBORshall mean, for any Interest Period, the British Bankers’ Association Interest Settlement Rate per annum for deposits in U.S. dollars for a period equal to the Interest Period appearing on the display designated as Page 3750 on the Dow Jones Markets Service (or such other page on that service or such other service designated by the British Bankers’ Association for the display of such Association’s Interest Settlement Rates for Dollar deposits) as of 11:00 a.m. (London, England time) on the day that is two Business Days prior to the first day of the Interest Period or if such Page 3750 is unavailable for any reason at such time, the rate which appears on the Reuters Screen ISDA Page as of such date and such time; provided, that if the Administrative Agent determines that the relevant foregoing sources are unavailable for the relevant Interest Period, LIBOR shall mean the rate of interest determined by the Administrative Agent to be the average (rounded upward, if necessary, to the nearest 1/100th of 1%) of the rates per annum at which deposits in U.S. dollars are offered to the Administrative Agent two (2) business days preceding the first day of such Interest Period by leading banks in the London interbank market as of 10:00 a.m. for delivery on the first day of such Interest Period, for the number of days comprised therein and in an amount comparable to the amount of the Administrative Agent’s portion of the relevant LIBOR borrowing.  Such rates may be adjusted for any applicable reserve requirements.

Swingline Rate shall mean, for any Interest Period, the rate as offered by the Agent and accepted by the Borrower.  The Borrower is under no obligation to accept this rate and the Agent is under no obligation to provide it.

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EXHIBIT B

PRICING GRID

Level	Total Leverage Ratio	Applicable Margin for LIBOR Advances	Applicable Margin for Base Rate Advances	Applicable Commitment Fee Percentage
I	< 2.00:1.00	1.75% per annum	0.50% per annum	0.375% per annum
II	≥ 2.00:1.00 but < 2.50:1.00	2.00% per annum	0.75% per annum	0.375% per annum
III	≥ 2.50:1.00 but < 3.00:1.00	2.25% per annum	1.00% per annum	0.50% per annum
IV	≥ 3.00:1.00 but < 3.50:1.00	2.50% per annum	1.25% per annum	0.50% per annum
V	≥ 3.50:1.00 but < 4.00:1.00	2.75% per annum	1.50% per annum	0.50% per annum
VI	≥ 4.00:1.00 but < 4.50:1.00	3.00% per annum	1.75% per annum	0.50% per annum
VII	≥ 4.50:1.00	3.50% per annum	2.25% per annum	0.50% per annum

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EXHIBIT C

PERMITTED REAL ESTATE FINANCING

Property Address	City	State	ZIP	County	Property Use
U.S. Xpress, Inc.
2250 S Riverside Ave	Colton	CA	92324	San Bernardino	Terminal
South Riverside Drive	Colton	CA	92324	San Bernardino	Land
7260 Delta Circle	Austell	GA	30168	Cobb	Warehouse
New Hope Church Road	Tunnel Hill	GA	30755	Whitfield	Drop Yard
Sandige Road	Olive Branch	MS	38654	DeSoto	Land
747 Old Hargrave Road	Lexington	NC	27292	Davidson	Terminal
201 SW 27th Street*	Lincoln	NE	68522	Lancaster	Terminal
Adjacent to 3731 Jenkins Road	Chattanooga	TN	37421	Hamilton	Land

Arnold Transportation Services, Inc.
9523 E Florida Mining Blvd	Jacksonville	FL	32257	Duval	Terminal
701 McCollum Dr	Albany	GA	31705	Dougherty	Drop Yard
559 Lee Industrial Blvd	Austell	GA	30168	Cobb	Terminal
451 Freight Street	Camp Hill	PA	17011	Cumberland	Terminal
3375 High Prairie Rd	Grand Prairie	TX	75050	Dallas	Terminal
1840 NW Loop 286	Paris	TX	75460	Lamar	Drop Yard

Total Transportation of Mississippi LLC
1114 South Eason Blvd	Tupelo	MS	38804	Lee	Terminal
7000 Corporate Park Blvd	Loudon	TN	37774	Loudon	Terminal
Matlock Bend Road East	Loudon	TN	37774	Loudon	Vacant Land

13

Annex II
Executive Summary of Terms and Conditions
U. S. Xpress Enterprises, Inc.
September 7, 2007

This Executive Summary of Terms and Conditions is provided for discussion purposes only and does not represent a commitment and is only a summary of the anticipated principal terms of the facility described herein.  Issuance of any commitment by any party and resolution of bracketed items in particular will be subject to satisfactory due diligence, credit approval and documentation.

PARTIES
Borrower:	Xpress Receivables LLC, a special purpose bankruptcy remote Nevada limited liability company (the “SPE”) that is wholly-owned by U.S. Xpress, Inc., a Nevada corporation (“U.S. Xpress”).
Originators/Sellers:
(i) U.S. Xpress; (ii) Xpress Global Systems, Inc., a Georgia corporation (“Global”); (iii) Arnold Transportation Services, Inc., a Pennsylvania corporation; (iv) Total Logistics Inc., a Mississippi corporation; and (v) Total Transportation of Mississippi LLC, a Mississippi limited liability company.

Servicers:	U. S. Xpress. and Global.
Performance Guarantor:
U.S. Xpress Enterprises, Inc., a Nevada corporation (the “Company”) will unconditionally guarantee performance by the Originators/Sellers and the Servicers pursuant to an amended and restated performance undertaking (the “Performance Undertaking”) executed in favor of the Borrower and collaterally assigned to the Deal Agent (hereinafter defined) for the benefit of the Lender.

Lender:
Three Pillars Funding LLC (“TPF”), an A-1/P-1 asset-backed commercial paper conduit administered by SunTrust Robinson Humphrey, Inc. (“SunTrust Robinson Humphrey” or the “Administrator”).  TPF will fund loans made under the Program by issuing commercial paper, borrowing under its voluntary advance agreement, or utilizing the Liquidity Facility.

LC Issuer:	SunTrust Bank.
Deal Agent:	SunTrust Robinson Humphrey, Inc.
Liquidity Provider:	SunTrust Bank.

GENERAL STRUCTURAL PROVISIONS
Facility:
Structured trade receivables financing consisting of (a) one or more “true sales” or contributions followed by (b) a secured revolving credit facility evidenced by a “Loan Agreement” for both loans and standby letters of credit.

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Facility Limit:	Up to $140,000,000.
LC Sublimit:	Up to $140,000,000.
Facility Maturity:
The earliest of  (a) the maturity of the Liquidity Facility (currently October 11, 2007, but will be extended to the date that is  364 days after closing) as further extended from time to time in the sole discretion of the parties thereto and (b) the occurrence of an Amortization Event.

Use of Proceeds:	The letters of credit issued and proceeds of loans made under the facility will be used by the Borrower to pay a portion of the purchase price for Receivables acquired from the Originators/Sellers.
Liquidity Facility:	Liquidity Asset Purchase Agreement providing back-up liquidity to TPF.
Credit Enhancement:
The structure incorporates overcollateralization based on a dynamic, monthly adjusting Reserve Percentage equal to the higher of (a) the sum of (i) the Loss Reserve, (ii) the Dilution Reserve, (iii) the Yield Reserve, and (iv) the Servicing Reserve or (b) the Reserve Floor.

Advance Rate:	The Advance Rate against the Net Pool Balance is equal to the net of: (a) 1.00 minus (b) the Reserve Percentage.
Amortization Events:	Lender will cease making Loans under the Loan Agreement with respect to the Receivables upon the occurrence and continuation of any of the following events (each, an “Amortization Event”):
(a) A Borrowing Base Deficit exists and remains unremedied for two (2) business days;
(b) the Default Ratio is greater than or equal to 3.5% on a rolling three (3) month average basis;
(c) the Delinquency Ratio is greater than or equal to 5.0% on a rolling three (3) month average basis;
(d) the Dilution Ratio is greater than or equal to 1.0% on a rolling three (3) month average basis;
(e) the Accounts Receivable Turnover Ratio is less than 8.0 to 1.0;
(f) a Borrower Event of Default shall have occurred and be continuing;
(g) a Servicer Event of Default shall have occurred and be continuing;
(h) Performance Guarantor shall fail to perform or observe any term, covenant or agreement required to be performed by it under the Performance

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Undertaking, or the Performance Undertaking shall cease to be effective or to be the legally valid, binding and enforceable obligation of Performance Guarantor, or Performance Guarantor shall directly or indirectly contest in any manner such effectiveness, validity, binding nature or enforceability;

(i) U.S. Xpress ceases to own and control 100% of the Borrower; and/or
(j) The “Termination Date” under and as defined in the Receivables Sale Agreement between the Originators and the Borrower occurs.
Borrower Events of Default:	Each of the following shall constitute a “Borrower Events of Default”:
(a) failure by the Borrower to make any payment within one (1) business day of the due date;
(b) failure to deliver any borrowing base certificate or monthly collateral report within one (1) business day of the due date;
(c) failure to perform any negative covenant which is not cured within three (3) business days;
(d) failure by the Borrower to perform any affirmative covenant which is not cured within thirty (30) days;
(e) material misrepresentation which, in certain specified instances, is not cured within thirty (30) days;
(f) a voluntary or involuntary bankruptcy of the Borrower or Servicer; and/or
(g) a federal tax or ERISA lien is filed against the Collateral and is not dismissed within fifteen (15) Business Days.
Servicer Events of Default:	Upon the occurrence of any of the following (each a “Servicer Event of Default”), the Deal Agent may appoint a successor Servicer:
(a) failure to make any payment within one (1) business day of the date due;
(b) failure to perform any covenant which is not cured within three (3) business days;
(c) Servicers shall delegate any of their duties hereunder, except as expressly permitted in accordance with the Loan Agreement;
(d) material misrepresentation which, in certain specified instances, is not cured within thirty (30) days;
(e) a voluntary or involuntary bankruptcy of the Servicer;
(f) a final judgment or judgments for the payment of money in excess of $12,700 in the aggregate shall have been rendered against Borrower, or in

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excess of $3,500,000 in the aggregate shall have been rendered against either or both Servicers after deducting the amounts covered by insurance and satisfactory indemnities, which is not stayed on appeal or otherwise being appropriately contested in good faith, and which remains unsatisfied and in effect, without stay of execution, for a period of thirty (30) consecutive days after the period for appellate review shall have elapsed;

(g) cross-default to material debt (>$10 million) of the Servicers or Performance Guarantor; and/or
(h) failure to deliver any borrowing base certificate or monthly collateral report within one (1) business day of the due date.

Financial Covenants:	The financial covenants will be determined by the Administrator. These will be usual and customary for a transaction of this nature.
Reporting:
The Servicers will provide the Lender a monthly report (each, a “monthly collateral report”) and a semi-monthly borrowing base certificate (each, a “borrowing base certificate”) setting forth certain information about the Receivables.  The forms of the reports will be provided by the Deal Agent.

Audits:
Each of Borrower and the Servicers shall permit Lender, Administrator or their duly authorized representatives, attorneys or auditors, upon reasonable prior notice, to inspect the collateral and the related accounts, records and computer systems, software and programs used or maintained by Borrower or such Servicer at such times as Lender or Administrator may reasonably request; provided, however, that (i) for so long as no Significant Event or Unmatured Significant Event shall have occurred and be continuing and (ii) the result of the immediately preceding examination and/or inspection of such Person shall have been reasonably satisfactory to Administrator or Lender, as the case may be, (A) such examinations and/or inspections shall be limited to a total of four inspections of Borrower and the Servicers per calendar year and (B) such cost shall be born by Borrower and the Servicers not more than twice per calendar year (although in no event shall the foregoing be construed to limit Administrator or Lender or their respective agents or representatives to two such examinations and/or visits during such calendar year period).  Upon instructions from Lender or Administrator, each of Borrower and the Servicers shall release any document in its possession related to any Receivables to Lender or Administrator, as the case may be, or to the Servicers, if reasonably requested by Lender or Administrator.

Collections:
Borrower and the Servicers shall be required to maintain the following system of collecting and processing Collections of Receivables:  The Obligors shall be instructed to make payments of Receivables only (i) by check, draft or money order mailed to a lockbox that is subject to a control agreement in favor of Administrator, (ii) by wire transfer or ACH to a Collection Account which is subject to a control agreement in favor of Administrator, or (iii) by cash, check, draft or money order delivered to an Originator and deposited to a lockbox or Collection Account which is subject to a control agreement in favor of Administrator) (A) within three (3) Business Days following receipt thereof, if no Termination Event or Significant Event has occurred and is continuing, and (B)

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immediately following receipt thereof, if any Termination Event or Significant Event has occurred and is continuing.
Application of Collections:
On each Distribution Date (e.g., the 12th of each Calculation Period), the Servicers shall apply Collections in the following order of priority:

(a)   current and overdue Interest;
(b)   current and overdue Servicing Fee; and
(c)    non-reimbursed Charge-Offs.

During the Revolving Period, all remaining Collections may be reinvested in newly originated Eligible Receivables.

During an Amortization Period, all Collections will be used to repay outstanding amounts under the Facility and/or Liquidity Facility.

RECEIVABLES
Receivables:	Trade receivables initially owed to the Originators and acquired by the Borrower.
Eligible Receivables:	Eligible Receivables consist of Receivables meeting the following criteria:
(a) created in the ordinary course of business and underwritten pursuant to the Originators’ customary credit and collection policies and procedures;
(b) documented consistent with the Originators’ standard administration and documentation policies and procedures;
(c) which (i) on the date such Receivable is calculated in the Borrowing Base, is not a Delinquent Receivable and (ii) is not a Defaulted Receivable;
(d) owned by Borrower free and clear of any adverse claim and in which Deal Agent, on behalf of Lender, has a first priority perfected security interest;
(e) the assignment of which by Originators to Borrower (and pledge of which by Borrower to Deal Agent) does not violate any applicable contractual agreement;
(f) the payments with respect to which are denominated and payable only in Dollars in the United States;
(g) the Obligor of which is a resident of the United States;
(h) the Obligor of which is not an officer, director or Affiliate of any Originator or Borrower;
(i) the Obligor of which is not a government or governmental authority;
(j) that is in full force and effect and constitutes the legal, valid and binding obligation of the Obligor thereof;

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(k) that does not contravene in any material respect any laws, rules or regulations applicable thereto;
(l) that complies with all applicable requirements of the applicable Credit and Collection Policy;

(m)    as to which each of Borrower’s ownership interest and Deal Agent’s (for the benefit of the secured parties) first priority security interest in such Receivable have been perfected under the applicable UCC and other applicable laws;

(n) as to which a Servicer is in possession of the related contract file or, in the case of electronic purchases, the applicable computer data files;
(o) the terms of which require repayment in full within 60 days;
(p) the terms of which have not been modified or waived except as permitted under the Credit and Collection Policy and the Loan Agreement;
(q) which constitutes an “account” or a “payment intangible” under and as defined in Article 9 of the Uniform Commercial Code of all applicable jurisdictions;

(r)    which is not subject to any dispute, right of rescission, set off, counterclaim or any other defense (including defenses arising out of violations of usury laws) of the applicable Obligor against the applicable Originator or any other Adverse Claim, and the Obligor thereon holds no right as against such Originator to cause such Originator to repurchase the goods the sale of which shall have given rise to such Receivable (except with respect to sale discounts effected pursuant to the Contract; or goods returned in accordance with the terms of the Contract), and

(s)    the applicable Originator has satisfied and fully performed all obligations on its part with respect to such Receivable required to be fulfilled by it, and no further action is required to be performed by any Person with respect thereto other than payment thereon by the applicable Obligor.

Representations and Warranties:
The Originators/Servicers will make certain representations and warranties with respect to the Receivables.  These will be standard for a transaction of this type.  Breach of these representations and warranties may result in a reassignment of the affected Receivables to the Sellers/Servicers.

INTEREST AND FEES
Interest Rate:	Cost of Fund plusthe Applicable Margin.
Applicable Margin:	An interest rate per annum equal to 1.00%.
L/C Fee:
An interest rate per annum equal to 1.00%, together with an L/C fronting fee of 0.125% (which fronting fee will be waived at all times that SunTrust is the only lender providing the liquidity facility).

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Unused Fee:	An interest rate per annum equal to 0.25%.
Renewal Fee:	$30,000
DEFINITIONS
Accounts Receivable Turnover Ratio:
On any date of determination, the ratio computed as of the most recent Calculation Date by dividing (a) the aggregate amount of Sales during the 12 months ending on such Calculation Date by (b) the average month-end amount of the aggregate Unpaid Balance of Receivables during the 12 months ending on such Calculation Date.

Aggregate Unpaid Balance:	At any time, the aggregate Unpaid Balance of all Eligible Receivables at such time.
Alternative Rate:	An interest rate per annum equal to the LIBOR Rate or if unavailable the Base Rate.
Base Rate:	A fluctuating rate of interest per annum equal to the greater of (a) the Prime Rate and (b) the Federal Funds Rate plus 0.50%.
Borrowing Base:
At any time an amount equal to the product of (a) the Advance Rate times (b) an amount equal to (1) the Aggregate Unpaid Balance at such time minus (2) the aggregate Excess Concentration Amount for all Obligors at such time.

Borrowing Base Deficit:
An amount equal to the excess of (a) the sum of (i) the aggregate principal amount of all outstanding Loans, plus (ii) (without duplication) the aggregate face amount of Letters of Credit outstanding, over (b) the sum of the Borrowing Base plus all Collections on deposit in the Collection Account.

Calculation Period:	A calendar month.
Charge-Offs:	All Receivables not previously deemed a Defaulted Receivable that are written off by the Servicers or should, in accordance with the Servicer’s collection policy, be written off.
Collections:	All monies collected with respect to the Receivables.
Collection Account:	A bank account in the Borrower’s name and pledged, on a first priority basis, to the Deal Agent.
Concentration Limit:
(a)           For any Obligor whose short term unsecured debt ratings are (i) at least both “A-1+” from S&P and“P-1” from Moody’s, 10.0% of the aggregate Unpaid Balance of all Eligible Receivables; or (ii) at least both “A-3” from S&P and“P-3” from Moody’s, 6.0% of the aggregate Unpaid Balance of all Eligible Receivables;

(b)           For any Obligor who does not have short term unsecured debt ratings from both S&P and Moody’s of at least the levels set forth in clause (a)(ii) above but who has long term unsecured debt ratings from both S&P and

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Moody’s which are (i) greater than or equal to both “AA-” by S&P and“Aa3” by Moody’s, 10.0% of the aggregate Unpaid Balance of all Eligible Receivables; or (ii) greater than or equal to both “BBB-” by S&P and“Baa3” by Moody’s and less than or equal to “A-” by S&P and “A3” by Moody’s, 6.0% of the aggregate Unpaid Balance of all Eligible Receivables; or

(c)     For any other Obligor, 3.0% of the aggregate Unpaid Balance of all Eligible Receivables;

provided that (1) the limitations set forth in the foregoing clauses (a)-(c) shall apply to each specified Obligor and its Affiliates, considered as if they were one and the same Person, and (2) in the event that any Obligor has both long-term and short-term unsecured debt ratings from both S&P and Moody’s that are covered under the foregoing clauses (a) and (b), the short-term debt ratings under clause (a) above shall control.

Commercial Paper Notes:	Any short-term promissory notes issued by TPF with respect to financing advances under the Facility.
Cost of Funds:
Cost of funds shall mean, for each Conduit:  (a) to the extent such Conduit funds its Loans through the issuance of Commercial Paper Notes, a rate equal to its CP Rate on such day; and (b) to the extent such Conduit will not be funding Loans through the issuance of Commercial Paper Notes, a rate equal to the Alternative Rate on such day.

CP Rate:
The per annum rate equivalent to the weighted average of the per annum rates paid or payable by TPF (including dealer fees) from time to time as interest or otherwise in respect of the Commercial Paper Notes issued by such Conduit that are allocated, in whole or in part, by such Conduit or its administrator to fund or maintain the Loans or any portion of the Loans under the Facility.

Credit Sales:	For any Calculation Period, the aggregate amount of all trade receivables with credit terms of any kind originated by the Originators/Sellers during such Calculation Period.
Days Sales Outstanding Ratio:	For any Calculation Period, the ratio calculated as of the last day of such Calculation Period by dividing (a) 360 by (b) the Accounts Receivable Turnover Ratio for such Calculation Period.
Default Ratio:
On any date of determination, the ratio (expressed as a percentage) computed as of the most recent Calculation Date by dividing (a) the sum (without double counting) of (i) the Unpaid Balance of Receivables that became Defaulted Receivables during the Calculation Period ending on such Calculation Date, plus (ii) the Unpaid Balance of Receivables that became Charge-Offs during the Calculation Period ending on such Calculation Date by (b) Sales for the Calculation Period ending 4 months prior to such Calculation Date.

Defaulted Receivables:
All Receivables (a) as to which any payment, or part thereof, remains unpaid for 121 days or more past the invoice date for such payment, (b) that are deemed uncollectible by the Servicers, or (c) the Obligor of which has suffered a bankruptcy.

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Delinquency Ratio:
On any date of determination, the ratio (expressed as a percentage) computed as of the most recent Calculation Date, by dividing (a) the Unpaid Balance of Receivables that are Delinquent Receivables as of such Calculation Date by (b) an amount equal to the aggregate Unpaid Balance of all Receivables as of such Calculation Date.

Delinquent Receivable:	A Receivable (other than a Defaulted Receivable) as to which all or any part of a scheduled payment remains unpaid for 91 days or more from the invoice date for such payment.
Dilution Horizon Ratio:
On any date of determination, the ratio (expressed as a percentage) computed as of the most recent Calculation Date by dividing (a) an amount equal to the sum of (i) Credit Sales for such Calculation Date, plus (ii) 50% of the Credit Sales for the Calculation Date immediately preceding the Calculation Date described in clause (i), by (b) an amount equal to the Net Pool Balance as of such Calculation Date.

Dilution Ratio:
On any date of determination, the ratio (expressed as a percentage) computed as of the most recent Calculation Date by dividing (a) Dilutions for the Calculation Period ending on such Calculation Date by (b) Credit Sales for the Calculation Period ending 1 month prior to such Calculation Date.

Dilution Reserve:
On any date of determination, the product computed as of the most recent Calculation Date, of (a) the sum of (i) the product of (x) the Stress Factor times (y) the Expected Dilution Ratio plus (ii) the product of (x) the positive difference, if any, between (1) the Dilution Spike Rate less (2) the Expected Dilution Ratio times (y) a ratio computed by dividing (1) the Dilution Spike Rate by (2) the Expected Dilution Ratio times (b) the Dilution Horizon Ratio.

Dilution Spike Rate:	On any date of determination, the highest Dilution Ratio over the 12-month period ending on the most recent Calculation Date
Dilutions:	For any period of determination, the aggregate amount of returns, allowances, net credits and any other non-cash reductions to the Credit Sales during such period.
Due Period:	A calendar month.
Excess Concentration Amount:
At any time with respect to any Obligor, the amount, if any, by which the aggregate Unpaid Balance of all Eligible Receivables of such Obligor exceeds the Concentration Limit for such Obligor, in each case, at such time.

Expected Dilution Ratio:	For any Calculation Period, the rolling twelve-month average Dilution Ratio for the most recently ended twelve-month period.
Federal Funds Rate:
A fluctuating interest rate per annum equal for each day during such period to the weighted average of the federal funds rates as quoted by SunTrust Bank (“SunTrust”) and confirmed in Federal Reserve Board Statistical Release H. 15 (519) or any successor or substitute publication selected by SunTrust (or, if such day is not a Business Day, for the next preceding Business Day), or, if, for any

9

reason, such rate is not available on any day, the rate determined, in the sole opinion of SunTrust, to be the rate at which federal funds are being offered for sale in the national federal funds market at 9:00 a.m. (New York City time).

Letter of Credit:	A stand-by letter of credit issued by SunTrust Bank in United States Dollars for the account of Borrower at the request of an Originator/Seller, as extended from time to time.
LIBOR Rate:
An interest rate per annum equal to the average (rounded upward to the nearest one- hundredth (1/100) of one percent) per annum rate of interest determined by SunTrust on the basis of the offered rates for deposits in dollars appearing on Telerate Page 3750 (or, if, for any reason, Telerate Page 3750 is not available, the Reuters Screen LIBO Page) as of 11:00 a.m. (London time).

Loan:	Any amount disbursed as principal by the Lender to Borrower under the Loan Agreement.
Loss Horizon Ratio:
On any date of determination, the ratio computed as of the most recent Calculation Date by dividing (a) the sum of (i) the Credit Sales for the 3 Calculation Periods ending on such Calculation Date, plus (ii) 50% of Credit Sales for the Calculation Period ending four (4) months prior to such Calculation Date, by (b) an amount equal to the Net Pool Balance as of such Calculation Date; provided, however, that in the event Borrower elects to have the Servicer provide Borrowing Base Certificates on a weekly basis, the percentage in the foregoing clause (a)(ii) shall be reduced to 23%.

Loss Reserve:
On any date of determination, the product of (i) the highest rolling 3-month average Default Ratio over the 12 months ending on the most recent Calculation Date, times (ii) the Loss Horizon Ratio as of such Calculation Date, times (iii) the Stress Factor.

Net Pool Balance:	An amount equal to (1) the Aggregate Unpaid Balance at such time minus (2) the aggregate Excess Concentration Amount at such time.
Prime Rate:
The rate announced by SunTrust from time to time as its prime rate in the United States, such rate subject to change as and when such designated rate changes.  The Prime Rate is not intended to be the lowest rate of interest charged by SunTrust in connection with extensions of credit to debtors.

Receivable:
All indebtedness and other obligations owed to an Originator at the times it arises, and before giving effect to any transfer or conveyance under the first-step of this facility (including, without limitation, any indebtedness, obligation or interest constituting an account, chattel paper, instrument or general intangible) arising from the provision of services by such Originator and further includes, without limitation, the applicable Obligor’s obligation to pay any Finance Charges, freight charges and other obligations of such Obligor with respect thereto; provided, however, in no event shall “Receivable” include any indebtedness or other obligation arising from such Originator’s discontinued airport-to-airport operation or discontinued airline services operation.  Indebtedness and other rights and obligations arising from any one transaction, including, without limitation, indebtedness and other rights and obligations represented by an individual invoice,

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shall constitute a Receivable separate from a Receivable consisting of the indebtedness and other rights and obligations arising from any other transaction; provided that any indebtedness, rights or obligations referred to in the immediately preceding sentence shall be a Receivable regardless of whether the Obligor or applicable Originator treats such indebtedness, rights or obligations as a separate payment obligation..

Reserve Floor:	The sum of (a) 12% and (b) the product of (1) the Expected Dilution Ratio multiplied by (2) the Dilution Horizon.
Sales:	For any Calculation Period, the aggregate amount of sales generated by the Originators/Seller during such Calculation Period.
Servicing Fee:
As to any Calculation Period, the fee payable to the Servicers which, so long as U.S. Xpress and Global or one or more of their Affiliates are acting as Servicers, shall be equal to the Servicing Fee Rate divided by 12 multiplied by the Net Pool Balance at the beginning of such Calculation Period.  The Servicing Fee for any successor Servicer shall be equal to the fee reasonably agreed to by Administrator and such successor Servicer.

Servicing Fee Rate:	1.80%.
Servicing Reserve:	For any Calculation Period, the product of (a) the highest Days Sales Outstanding Ratio during the most recent twelve-month period, (b) the Stress Factor, (c) 2.40%, and (d) 1/360.
Stress Factor:	2.0.
Unpaid Balance:
With respect to any Receivable, the aggregate amount required to pay in full the principal of, and all interest, finance, prepayment and other fees or charges of any kind payable in respect of, such Receivable.

Yield Reserve:
On any date of determination, the product of (a) the highest Days Sales Outstanding Ratio during the 12 months ending on the most recent Calculation Date, (b) the Stress Factor, (c) the Prime Rate as in effect on such Calculation Date and (d) 1/360.

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Exhibit 3

FOR IMMEDIATE RELEASE

PATRICK E. QUINN AND MAX L. FULLER ANNOUNCE EXPECTED SCHEDULE FOR
COMMENCEMENT, RECEIPT OF RESTATED FINANCING COMMITMENT, AND INCREASED
PRICE FOR PROPOSED TENDER OFFER FOR SHARES OF
 U.S. XPRESS ENTERPRISES, INC.

CHATTANOOGA, TENNESSEE – September 10, 2007 – Patrick E. Quinn and Max L. Fuller today provided an update regarding their previously announced intention, through an entity controlled by them, to proceed with a tender offer to acquire all of the outstanding shares of Class A common stock of U.S. Xpress Enterprises, Inc. (NASDAQ:  XPRSA) (the "Company").  Messrs. Quinn and Fuller stated that they expect to cause their wholly owned affiliate, New Mountain Lake Acquisition Company, to commence the proposed tender offer within one week.

Messrs. Quinn and Fuller also announced that SunTrust Bank and SunTrust Robinson Humphrey, Inc. have delivered a restated commitment letter to fund the proposed tender offer and to provide post-closing financing.  The restated financing commitment reflects certain changes in the leveraged finance market since the original June 22, 2007, announcement date and is subject to customary conditions.  The restated financing commitment is expected to be filed shortly on an amendment to the Schedule 13D filed by Messrs. Quinn and Fuller on June 22, 2007.  The tender offer will be conditioned upon the receipt of funds as described in the commitment letter.

Messrs. Quinn and Fuller further announced that the proposed tender offer price is expected to be increased from $20.00 per share to $20.10 per share.  The new offer price would represent a premium of 44.8% over the $13.88 per share average reported closing price of the Company's Class A common stock for the 30 trading days ended on June 21, 2007, the last trading day before the date of the original tender offer proposal, and a 41.3% premium over the $14.23 per share reported closing price on June 21, 2007.

Messrs. Quinn and Fuller founded the Company in 1985 and serve as Co-Chairmen of the Board.  Mr. Fuller is the Company’s Chief Executive Officer and Mr. Quinn is the Company’s President.

As announced on June 22, 2007, the proposed tender offer will be conditioned on, among other things, there having been validly tendered and not withdrawn prior to the expiration date of the tender offer at least that number of shares of the Company’s Class A common stock (i) that would, when aggregated with the shares of all Class A and Class B common stock currently owned by Messrs. Quinn and Fuller and certain of their affiliates, represent at least 90% of all the Company’s Class A and Class B common stock then outstanding, and (ii) that represent at least a majority of the total number of shares of the Company’s Class A common stock outstanding on such date that are not held by Messrs. Quinn and Fuller, certain of their affiliates, or the directors and executive officers of the Company.  If the conditions to the proposed tender offer are satisfied and the tender offer is completed, a "short form" merger would be expected, in which all un-tendered shares of Class A common stock would be cancelled in exchange for merger consideration equal to the offer price.

U.S. Xpress Enterprises, Inc. is the fourth largest publicly owned truckload carrier in the United States, measured by revenue.  The Company provides dedicated, regional, and expedited team truckload services throughout North America, with regional capabilities in the West, Midwest, and Southeastern United States. The Company is one of the largest providers of expedited and time-definite services in the truckload industry and is a leader in providing expedited intermodal rail services.  Xpress Global Systems, Inc., a wholly owned subsidiary, is a provider of transportation, warehousing, and distribution services to the floor covering industry.  The Company participates in logistics services through its joint ownership of Transplace, an Internet-based global transportation logistics company.  The Company has an 80% ownership interest in Arnold Transportation Services, Inc., which provides regional, dedicated, and medium length-of-haul services with a fleet of approximately 1,500 trucks, and Total Transportation of Mississippi and affiliated companies, a truckload carrier that provides medium length of haul and dedicated dry-van service with a fleet of approximately 600 trucks primarily in the Eastern United States. The Company has a 49% ownership interest in Abilene Motor Express, Inc. with approximately 170 trucks and a 40% interest in C&C Trucking of Duncan with approximately 130 trucks.  More information about U.S. Xpress Enterprises, Inc. and its principal subsidiary companies is available on the Internet at www.usxpress.com.

The proposed tender offer described in this announcement has not yet commenced.  This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an offer to purchase and related letter of transmittal.

Investors and security holders are urged to read the following documents when they become available because they will contain important information:

•	The tender offer statement on Schedule TO, including the offer to purchase, letter of transmittal, and notice of guaranteed delivery; and

•	The Company's solicitation/recommendation statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the Securities and Exchange Commission ("SEC").  When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC's website www.sec.gov.  Copies of the tender offer statement on Schedule TO also may be obtained free of charge (when available) by directing requests to Mackenzie Partners Inc., the information agent for the offer, at 800-322-2885.

Statements in this announcement that relate to consummation of the tender offer and any subsequent merger described herein are “forward-looking statements.”  These statements are based on current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied.  These uncertainties, as well as other factors described in the Company's SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.